           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549


                       AMENDMENT NO. 3 TO FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                               NuTek, Inc.
             ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


             Nevada                               87-0374623
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)


   15722 Chemical Lane, Huntington Beach, CA             92649
 ------------------------------------------------    -------------
    (Address of principal executive offices)          (zip code)


             714-799-7266 (Telephone)     714-799-5466 (Fax)
        ---------------------------------------------------------
                        Issuer's Telephone Number


Securities to be registered under section 12(b) of the Act:


    Title of Each Class            Name on each exchange on which
    to be registered               each class is to be registered

    --------------------------    --------------------------------

    --------------------------    --------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 50,000,000 shares authorized, 36,328,044 issued and outstanding as of December 31, 1999. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, 793,500 issued and outstanding as of December 31, 1999.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

NuTek, Inc., ("NuTek, Inc.," or "NUTK" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 29
Item 3.  Description of Property.................................. 30
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 31
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 32
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 36
Item 7.  Certain Relationships and Related Transactions........... 37

Part II  ......................................................... 38

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 38
Item 2.  Legal Proceedings........................................ 40
Item 3.  Recent Sales of Unregistered Securities.................. 41
Item 4.  Description of Securities................................ 41
Item 5.  Indemnification of Directors and Officers................ 42

Part F/S ......................................................... 45

Item 1.  Financial Statements..................................... 45
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  45

Part III ........................................................  46

Item 1.  Index to Exhibits.......................................  46
Item 2.  Description of Exhibits.................................  46

The following Registration Statement is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "NUTK" refer to NuTek, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

                                  PART I



ITEM 1.  DESCRIPTION OF BUSINESS

A.  Business Development, Organization and Acquisition Activities

The Company was incorporated under the laws of the State of Nevada, on August 23, 1991, under the name Swiss Technique, Inc. The original Articles of the Company authorized the issuance of fifty million (50,000,000) shares of common stock with a par value of $0.001. On or about August 23, 1991, pursuant to Section 78.486, Nevada Revised Statutes as amended, the Company filed with the Nevada Secretary of State Articles of Merger, whereby the Company merged with Sun Investments, Inc., a Utah corporation. On or about April 10, 1992, the Issuer, with majority shareholder vote filed Articles of Amendment to the Articles of Incorporation with the Secretary of State of Nevada, authorizing five million (5,000,000) shares of Preferred Stock each have a par value of $0.001, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors of the Corporation. The Company in accordance with Section 78.250 of the Nevada Revised Statues and as a result of the majority consent of shareholders executed on or about March 3, 1995 changed the name of the Company from Swiss Technique, Inc., to NuTek, Inc. The Company filed a Certificate of Amendment of Articles of Incorporation with the Secretary of State of Nevada to change its name. On or about September 20, 1997, the Company filed with the Nevada Secretary of State a Plan of Reorganization and Agreement between itself and International Licensing Group, Inc., a Delaware Corporation.

Swiss Technique Inc. was the former name of Nutek Inc, and at the time it operated under Swiss Technique, the nature of its business according to the Articles of Incorporation are:

The purpose or purposes for which this corporation is engaged are:

(a) To engage in the specific business of looking for business acquisitions and related items; also the business of making investments, including investments in, purchase and ownership of any and all kinds of property, assets
or business, whether alone or in conjunction with others.   Also, to acquire,
develop, explore and otherwise deal in and with all kinds of real and personal property and all related activities, and for any and all other lawful purposes.

(b) To acquire by purchase, exchange, gift, bequest, subscription, or otherwise; and to hold, own, mortgage pledge, hypothecate, sell, assign, transfer, exchange, or otherwise dispose of or deal in or with its own corporate securities or stock or other securities including, without limitations, any shares of stock, bonds, debentures, notes, mortgages, or other obligations, and any certificates, receipts or other instruments representing rights or interests therein on any property or assets created or issued by any person, firm, associate, or corporation, instrumentalities thereof; to make payment therefore in any lawful manner or to issue in exchange therefore its unreserved earned surplus for the purchase of its own shares, and to exercise as owner or holder of any securities, any and all rights, powers, and privileges in respect thereof.

(c) To do each and everything necessary, suitable, or proper for the accomplishment of any of the purposes or the attainment of any one or more of the subjects herein enumerated, or which may, at any time, appear conducive to or expedient for the protection or benefit of this corporation, and to do said acts as fully and to the same extent as natural persons might, or could do in any part of the world as principals, agents, partners, trustees, or otherwise, either alone or in conjunction with any other person, association or corporation.

(d) The foregoing clauses shall be construed both as purposes and powers and shall not be held to limit or restrict in any manner the general powers of the corporation, and the enjoyment and exercise thereof, as conferred by the laws of the State of Nevada; and it is the intention that the purposes and powers specified in each of the paragraphs of this Article III shall be regarded as independent purposes and powers.

The Company is engaged multiple business activities, which include:

(A) Elite Fitness Systems which markets video "fitness program" tapes through infomercials;
(B) Century Clocks, which plans to produce wall clocks;
(C) Vac-U-Lift Production Company, Inc.
(D) Nutek Oil Inc, which owns the rights to oil leases in Texas;
(E) Other consumer/industrial products which include: a plastic buffet plate, producing "light switch" covers plates; and, plastic coverings for metal rails,.
   (F) BuyNetPlaza.com, Internet marketing;

The Company's mailing address is: 15722 Chemical Lane, Huntington Beach, CA 92649, phone number: 714-799-7266. The Company website can be found at: www.nutk.com.

B. Business of Issuer

1)  Principal Products, Services and Principal Markets.

(A)  Elite Fitness Systems
--------------------------

Although the Company reported a loss for the year 1999, its Elite Fitness Systems entity was profitable during calendar 1999. The Company has identified a product which can be mass marketed through radio, television and print media. Elite Fitness Systems mission is to provide quality media and distribution of its products in an efficient, profitable manner. The video series were developed by the Elite Fitness Inc., company President, Scott Helvenston, a former Navy Seal. These videos are marketed through three (3) different series of exercise videos. They are: "Ultimate Aerobic Workout," "Total Body Workout" and "Ab Blast." The second series consists of an 11 minute Lower Body Workout and 11 minute Upper Body Workout; the third series consists of ISO Workouts, Stamina and Strength videos. These video tapes generated approximately, $197,000 in revenues in 1999, with approximately $135,000 in profit. Although Elite Fitness Systems Inc. generated profits for the company in 1999, Nutek reported a loss for fiscal 1999.

These exercise video tapes are promoted through infomercials, and print media, which include the "Sky Mall" magazine, found on many commercial airline flights and various mail order catalogs.

The infomercials discuss the product attributes, and through testimonials encourage the consumer to purchase these products, by calling an 800 number. The company contracts with "phone rooms" to take orders for these products. The company also hires the services of Maximum Coverage Media, Inc., in San Diego, who purchases block quantities of air time with television and radio stations. Product fulfillment and order processing is handled through the offices of Mr. Scott Helvenston.

The highlights of the terms of the agreement which the company has entered into with Mr. Scott Helvenston includes (See Exhibit 10.3 Purchase Agreement):

a) Mr. Scott Helvenston guarantees to the Company a minimum sales revenue of Two Hundred Thousand ($200,000.00) per year from existing catalogs and clients, failing which the "Royalty Payments" will be reduced by Two and One half (2.5%) percent, effective from date of signing of contract.

b) NuTek agreed to place an additional Twenty Thousand ($20,000.00) dollars into the current business as a loan account from NuTek to fund operations. The Company planned to provide a minimum of Three Thousand Five Hundred ($3,500.00) dollars per month to fund print media advertising. The revenue sharing is to be increased by five (5%) percent until loan is paid back from this additional five (5%) Percent. In addition to this, if media roll out of exercise video campaign returns a rate greater then 2:1, NuTek will forward additional funding, a minimum of One Hundred Thousand ($100,000) Dollars to Elite Fitness Systems to continue promoting the commercial. Should the media rollout not return a 2:1 return, no further funds will be spent.

Update: Nutek provided $10,000.00 of the $20,000.00 discussed in section (ii) and it was decided that Nutek would not provide the $3,500.00 per month to fund print media, thus the revenue sharing was also not increased by five (5%) percent. The initial media rollout did not return a 2:1 ratio and thus there has been no additional funding needed for Elite Fitness Systems Inc. The Company no longer plans to assist in raising funding for this project, at this time. Management is considering investing any profits from this business segment into future projects.

c) NuTek will also attempt to raise additional funding for the construction of outdoor rock climbing gym and sports area. Should the funding not be available and Elite Fitness Systems not be profitable, this project will not take place. If additional funds are needed to be raised, management would consider a Private Placement pursuant to Regulation "D" Rule 505 or 506. No decision to do so, has been made at this time. Management needs further evaluation to determine if it wants to proceed with the construction of a outdoor rock climbing gym.

d) Nutek Inc will receive from Elite Fitness Systems Inc, 50% of any net proceeds after all expenses have been paid.

(i) Risks Associated with Infomercials

The Company is not experienced with other infomercial projects or ventures. The average cost to produce an infomercial can cost as much as $100,000. If a project is successful, that is, it generates more sales than the cost of the product and media time, the company can expect to recoup its cost and make a profit. If the project is not successful, a company loses its entire investment in the project it undertakes. Generally speaking, very few infomercials are successful in the marketplace.

(ii) Risks Associated in Working with Outside Suppliers

The company must subcontract the purchase of media time. NuTek purchases their air-time media up-front and does not rely on the Media Company to pay for and finance the Media directly. Should the Media company finance the air-time directly, the media company would then generally receive from 51-90% of net proceeds, as they would be putting up the risk capital.

The Company does not have the capabilities, and infrastructure to produce its own quality infomercials. The Company does not own any production company, studio, recording equipment or production facility where it can produce its own infomercials. Therefore, the Company must subcontract services. This includes: sub-contracting experienced script writers, actors, producers, camera crews and production facilities. This is very costly to the Company as compared to the competitive companies, with broader experienced, larger budgets and production studios can produce a similar product at a lesser cost. If the Company can identify other infomercials to undertake, they can expect competitive pressures to produce similar products, which would adversely affect any potential profits and results. There is a great deal of competition to market a variety of products through infomercials. The cost to produce an infomercial can vary between $25,000 to $100,000 based on the complexity of making the commercial and cost of hiring the talent to host the infomercial. This production cost does not include the cost to purchase media time to broadcast the infomercial on television or radio. Additionally, the Company does not have the resources to test new product ideas, as compared to companies that focus all of their resources in identifying products and producing infomercials to sell these products.

BuyNetPlaza.com
---------------

On July 19, 2000, the Company sold its website BuyNetPlaza.com and the names BuyNetAuctions.com and BuyNetB2B.com to Bentley Communications for 100,000 shares of Bentley Restricted Stock. BuyNetPlaza was not a balance sheet asset. The Company spent approximately $5,200 developing this site which was written off as an expense. Management is currently working on the development of a new website site. As of the date of this filing, the Company does not have an eCommerce website. However, the Navy Seal exercise videos are still currently sold through the sealtraining website.

FOR THIS REASON, THE FOREGOING HAS BEEN RED-LINED, AS BuyNetPlaza, IS NO LONGER MANAGED NOR OWNED BY THE COMPANY AND THE COMPANY DOES NOT CURRENTLY HAVE AN ACTIVE eCOMMERCE WEBSITE.

   The Company plans to seek outside suppliers who would be willing to allow the Company's e-commerce site, www.BuyNetPlaza.com to merchandise, market and sell their products through the Company's Internet Web site, whereby the Company receives a fifteen (15%) percent fee, for products sold through its Website. These suppliers would be responsible for inventory, billing and shipping their products to the potential customers generated through the Company's e-commerce Web site. The company plans to focus, but not limit itself to retail-type products, e.g., books, videos, health care products, etc. Additionally, the Company plans to seek advertisers, to advertise their product(s) on the Company's Web site. For any advertisers on the Company's Web site, the Company will provide a link to the advertisers' Web site and charge a customary/nominal fee, for each customer who links to their advertisers Web site.

Evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies engaged in new business activities, such as e-commerce and particularly by such companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the lack of broad acceptance of the company's products and the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant based revenues from its customers, the company's inability to anticipate and adapt to a developing market, the failure of the company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, production capabilities, changes in laws that adversely affect the company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its marketing Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of new product development, particularly companies in new and rapidly evolving markets such as online commerce.

   (i)  Anticipated Revenues for the Foreseeable Future

The Company's website has achieved approximately $29,000 in revenues to date, and the Company anticipates that its e-commerce website will generate minimal profits in the foreseeable future. The extent of these profit will depend, in part, on the amount of growth in the Company's revenues from sales of its products, and possibility advertising revenues on its Web site. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

(ii)  Dependence on Continued Growth and Viability of the Internet

The Company's e-commerce success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales, e-Commerce service fees for NuTek, Inc., the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit cared numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

   The Internet may not be commercially viable in the long term for a number Of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and NuTek, Inc. in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(iii)  Risk of System Failures

The Company's ability to facilitate e-commerce trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, Company service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

   (iv)  e-Commerce Competition

The market for consumer products over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company potentially competes with a number of other companies marketing similar health care products over the Internet. Competitive pressures created by any of the Company's competitors, could have a material adverse effect on the Company's business, results of operations and financial condition.
The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the the Company's WEB site. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

(v)  Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of BuyNetPlaza.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in

Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(vi)  Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. NuTek, Inc. plans to accept credit cards for purchases of its products. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company does not have the resources or dollars which may be required to protect against such security breaches or to alleviate problems caused by such breaches. Since the company does not have the resources, to address any major compromises, as the Company is operating at a loss, this could result in severe security breaches which could lead to the ultimate closure of its online venture. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

   (vii) Risks Associated With International Operations

A component of the Company's strategy is to offer its e-commerce products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

(viii)  Distribution Methods of the Products and Services

The Company will be significantly dependent on a number of third-party relationships to supply product(s), to ship product(s), and increase traffic to BuyNetPlaza.com. The Company is generally dependent on other Web site operators that provide links to BuyNetPlaza.com.

The Company does not have agreements in place with other website operators to to provide reciprocal links to BuyNetPlaza.com, and, if the Company can established such links the other Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

There can be no assurance that the Company will ever develop any additional relationships with third parties that supply the Company with links to their Web site. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition.

(ix)  Industry Background

Global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

   Industry estimates that spending on Internet advertising in the United States will grow from $940 million in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. These outages and delays could adversely affect the level of Web usage and also the level of traffic for NuTek, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

(x) E-Commerce and Direct Marketing.

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information.

    The Company's business strategy relies on advertising by and agreements with other companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

(B) Century Clocks Inc.
-----------------------

Nutek Inc., on May 24, 1999 formed a Strategic Alliance with the Department of Veterans Industries, the Company plans through its business segment Century Clocks Inc. to produce wall clocks assembled and packaged by US Veterans.
(See Exhibit 10.7, Transitional Employer Agreement.)

Mr. Conradie over the years has analyzed the clock market. Mr. Conradie, President and CEO of the Company founded Century Clocks S.A. (in South Africa) 13 years ago. His experience in the clock industry has determined that certain models are required in order to offer a complete range that can be offered for retail sales as well as promotional sales worldwide. Clocks are universally purchased and utilized throughout the world. There are a number of households, and office settings have more than one wall clock.

Mr. Conradie, over the years, has conducted market research, and analyzed buying patterns. Through this analysis they believe they have determined consumer likes and dislikes in a clock design, designing clock faces and colors for the clocks that could complement many tastes and decor styles.

Clock royalty
As part of the acquisition of Century Clocks SA clock molds, a 7.5% royalty interest was given. The royalty owners advanced $55,000.00 to Nutek, Inc. Murray Conradie has the option of converting the loan which he made to Nutek, Inc. in the amount of $57,000.00 to a royalty interest and becoming a participant in the 7.5% royalty interest. (See Note - 7 (3)- from Financial Statements.)

A strategic alliance has been formed between the National Department of Veteran Affairs and NuTek Inc., whereby Century Clocks will be using both able and disabled Veterans in most of the assembly, production and packaging of the clocks. This alliance employs the Long Beach, California, Veterans Rehabilitation Center as a pilot program. Century Clocks plans to offer the veterans jobs and teach them skills in order for them to go back into the workforce or continue their employment with NuTek Inc. NuTek Inc. has negotiated to start the assembly and production at the VA's Long Beach facility. Century Clocks plans to increase its veterans workforce and teaching these Veterans job skills at the same time as they produce products for the Company.

Nutek under the program does not have a predetermined number of employees they need to employ. How it will work is that as Nutek or its business segments need employees, they will be provided by the Dept. of Veterans. The company anticipates starting with about 5 employees once production gets underway, and should production increase, further use will be made of the Veterans. There is no time frame either in which to employ the Veteran's nor does the company have a specific period for employment. The contract will be reviewed every two years.

The main marketing policy of Century Clocks is to offer a quality product, through a contract sales force and offer satisfactory customer service. The Company plans to offer immediate shipment on all lines. The Company plans on maintaining adequate inventory levels to be to dispatch clocks as soon as orders are placed for those clients who require immediate shipment. In terms of promotional clocks, there are very few clock manufacturers' that customize clocks in the way Century Clocks proposes to do. A promotional clock allows the client to display his sales message. With the experience and knowledge Century Clocks has gained and implemented over the years in design and manufacture of promotional clocks, management feels confident they will be able to identify consumer needs.

(i)  Anticipated Losses for the Foreseeable Future

Century Clocks has not achieved profitability to date, and the Company anticipates that Century Clocks will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products, meeting production capability, and identifying a customer base. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, product development/design, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

(ii) Industry

According the Department of Commerce, National Census, 1994, the total clock market size in the United States is approximately $2 billion annually. U. S. made competition is limited, in that, clock manufacturing is a specialized field which requires a great deal of knowledge about timepieces, and the designing of timepieces. The startup and tooling costs prohibit the entrance of competition as it requires large capital expenditures.

The competition is extensive in the market place, as it includes, but is not limited to: Ingraham Clocks, Sunbeam Clocks, Elgin Clocks, Heirloom Clocks, Spartus Clocks. These Companies together generate annual sales approximately $200 million. Other clock manufactures include: Westclox, Kienzle Clocks, and Jan Bell Marketing, who sells imported clocks only. These Companies generate annual sales of approximately $500 million.

There are five (5) major manufacturers of clocks in the United States:

1.  Spartus - $68 million annual sales
2.  Gemini Display - $20 million annual sales
3.  Salton Time - unknown
4.  Faraday Inc - $500 million annual sales
5.  Howard Miller Clock Co - $1 billion annual sales

The major importers and distributors of clocks can be broken down into these major companies:

1.  Timex Clocks - $850 million annual sales
2.  Jan Bell Marketing - $272 million annual sales
3.  General Time - $59 million annual sales
4.  Ingraham - $40 million annual sales
5.  Sunbeam - $37 million annual sales

The above data was collected from the National Census figures under SIC code 5094-12 which is been revised under the North American Industry classification (NAICS) under code 421940 to provide new comparability in statistics about business activity across North America.

(iii) Competition

The competition that does exist comes from products either manufactured outside of the United States or are repackaged on arrival in the United States.
Century wants to offer a totally American made product, and with the systems
they have created     over the years     , they hope to establish an advantage
when it comes to competing against the other clock manufacturers.

Approximately seventy (70%) percent of all clocks sold in the United States contain some imported product. When the imported product is the mechanism as is the case in most instances, this means 45% of the clocks costs comprise of an imported product.

This data was also collected from the National Census figures under SIC code 5094-12 which is been revised under the North American Industry classification (NAICS) under code 421940 to provide new comparability in statistics about business activity across North America.

(iv) Marketing Strategy

Mr. Conradie as the previous President and owner of Century Clocks S.A, has over the years studied consumer likes and dislikes in a clock design, designer clock faces and colors for the clocks that could complement various tastes and decor styles.

Although, there has been the emergence of digital technology, the market remains firm for the analog timepieces within the home and work environment. Management believes this form of display makes it far easier to estimate time by hours or minutes to, or remaining from a predetermined time. This form of display is still the principle choice for educating children on ways to tell time. Management believes this form of display makes telling time a lot easier from a distance as one can recognize the layout of the clock hands.

The Company plans to market these clocks in various ways, the principle method will be targeted at the major department stores throughout the United States. The premium promotional clocks will be sold by in-house marketing staff should Century clocks have the resources to establish this in-house program. The Company also plans to offer them to members of the Advertising Specialties Institute. These are companies that offer advertising and promotional items to companies.

The Company plans to utilize a variety of methods to market its clocks, this includes but is not limited to the following:

(a) Additionally, should Century Clocks have the available funding to employ an in-house Marketing Director, then in conjunction with Mr. Conradie, President and CEO, this Director would establish and contract Manufacturers' Agents that are already trading and providing products to the department stores. These agents will be evaluated on the product lines they carry as well as their past performances. The Manufacturers agents will receive a commission for sales negotiated with them and depending on the services they offer and the geographic regions in which they operate, a commission structure will be established. This will vary in percentage from 5% to about 10%. These agents will be responsible for collecting orders from the department stores on a regular basis, as well as all merchandising functions. All the Manufacturers Agents will report directly to this Marketing Director on a weekly basis. The Marketing Director will then report his findings at the weekly management meetings. The Marketing Director will oversee all sales on a national basis, and handle as house accounts those accounts that fall within the immediate geographic region that Century is operating in.

(b) Century will also arrange for meetings with the Head Buyers of the various department stores to present their lines of clocks.

(c) Century's marketing and customer service plans to offer a minimum of a 5 year warranty, on its Clocks.

(d) For the Promotional clocks Century plans to produce its own full color display catalog to be sent to Advertising Specialty companies for their use. Promotional clocks obtain a higher margin of profit than the regular clocks.

Managements experience has seen that the wholesale clock market tends to offer peak periods from August to November when all Christmas orders are being processed. The premium market is fairly constant year round.

(v)  Manufacturing Plan

The Company plans to assemble and package its clocks in Huntington Beach, California and Long Beach, California.

The equipment that will be needed within the factory will be basically tables that are at waist height and placed in long lines for the assembly to take place. A caged off area will contain the movements and an adjacent caged off area will contain all finished products either waiting for dispatch or placed in storage. The factory does not require any specialized equipment or mechanized conveyors, as the assembly process has been found to be more effective with simple manual assembly.

As production increases, Century plans to introduce its own screen printing equipment into the factory to handle the printing in-house. At an implementation cost of approximately $10,000.00, Century plans to invest once production has reached the limits for the printing to be carried out in-house feasibly. In the meantime, the Company plans to subcontract these services through one of the several available Screen Printers in the Orange County, CA area.

(vi)  Production and Factory Personnel

The manufacturing process consists of the following steps:

1. The components are injection molded at an outside production facility, which operates and maintains the molds belonging to Century Cocks. These components are then delivered to Century Clocks where they will be checked for, quality and counted, and entered into inventory. Century Clocks uses Marton Injection Molding Inc, in Huntington Beach, CA to mold the components. Century Clocks has no formal written contract for this molding, but is a merely a client of Marton Injection Molding. In order to produce the components, the clock molds are stored and maintained by Marton Injection Molding as part of the component production costs. When components are required, a purchase order is presented to Marton Injection Molding, who then produces the components in their Injection molding machines using the company's molds. Century then pays 30 days after invoice.

2. Production for the day is always predetermined weekly, and the allocated mechanisms for each day are signed out of locked storage and at the end of the days production this is again totaled to audit the mechanisms. If the mechanisms are kept under strict control, this provides total control of clock production and shortages.

3. The orders for components will be placed by the Production Manager, and these will be authorized and signed off by the senior management. The molder will be responsible for delivering components to Century. The estimated turnaround once orders are placed on the molder till received at Century, will be an average of 14 days.

4. Movements will be purchased either locally from two (2) suppliers or an overseas supplier that can provide the volume Century will be requiring. Having dealt with Century for 8 years, Century has built up a reputation with several of these suppliers. The fact that two of the suppliers are local, does away with many delays and problems by ordering movements ex stock and reduces lead times for ordering of this major component of the clocks. Century does not have contracts with the suppliers of the movements, but simply places a purchase order with the supplier for the quantity that is required and makes payment on delivery.

5. Production will be planned on a monthly basis, with the most popular styles and colors kept at a level of approximately 500 per color of each model, and at 6 colors per model this translates into 3,000 pieces per style, and at an average cost of $3.00 this is $9,000.00 per model. This means all dispatching is made directly from inventory, and daily production thus goes into inventory to be stored for dispatching. All stock is signed in and out of the storage facility, and thus month end stocktaking is also much simpler as totals are already known by the production manager.

6. The anticipated employees needed will be as follows:

1- inserting movements into base of clock
2- applying faces to base of clock
2- applying hands to clock face
2- applying lens onto base of clocks
3- packaging and boxing clocks, and applying bar coding
2- applying labels for shipping and storage to inventory
1- production manager to oversee all production, the issuing of movements daily as well as components for production. This manager will also handle all receiving and dispatching. He will be responsible for the storage facilities of both movements and finished goods, and will be responsible for monthly stock take figures.

Of the thirteen (13) factory employees, only the Production Manager needs to be skilled in administration as well as production planning techniques. The remainder of the staff can be unskilled laborers that can be trained in about two (2) weeks to assemble the clocks.

(vii) Special Retail Risk Considerations

The Company's retail operations require expertise in the areas of sourcing, merchandising, selling, personnel, training, systems and accounting. The Company must establish a customer base, for expansion. The retail market is particularly subject to the level of consumer discretionary income and the subsequent impact on the type and value of goods purchased. The opening and success of retail distribution of the Company's products, will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of the Company's retail operations, the acceptance by consumers of the Company's retail programs and concepts, and the ability of the Company to manage the locations and future expansion and hire and train personnel. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

(C) Vac-U-Lift Production Company Inc.
--------------------------------------

The company owns Vac-U-Lift Production Company, Inc in Jordanton Texas, which had been non-operational for over two years resulting in the loss of most of the interests in the oil leases. Because of the loss of its oil leases, management is in the process of determining if closing down this company would be in the best interests of the company and its shareholders. There are currently no further operations in Vac-U-Lift Production company, nor do we foresee operations in the future.

(D) NUTEK OIL, INC.
-------------------

The Registrant, on or about November 1, 1999, signed a Letter of Intent to purchase the mineral acres, equipment, and part of the corporate assets which operates the production of twenty (20) oil leases, consisting of ninety-four
(94) oil wells, in Texas, one geographic area, in the continental United States from Clipper Operating Co., Inc. The Company acquired these assets of the Clipper Operating Co. on February 22, 2000 through a newly established
Business segment, NuTek Oil Inc. The Clipper Operating Co. had been managing and operating two oil wells belonging to Vac-U-Lift Production Co. The Company purchased some of the fixed assets of Clipper Operating Co. valued at approximately $1.3 million, as well as, some leases, farm-outs and mineral interests of Clipper Operating Co. (See Exhibit 10.9, Letter of Intent - Mineral Acres.)

NuTek Oil, acquired a 100 percent working interest in all property held by Clipper Operating Co. in the Big Foot and Koyote fields of Frio and Atascosa Counties, Texas. These wells had been shut down for the past two (2) years, and had generated no income during that time. They had started generating nominal income as of August, 1999.

The highlights of the purchase agreement of Clipper Operating Co., Inc.'s, assets within the Letter of Intent includes the following terms:

A. Purchase part of the corporate assets of Clipper Operating Co., Inc. for a price of seventeen thousand three hundred thirty dollars ($17,330.00) paid to the sole shareholder, P R. Maupin.

B. Purchase of all mineral acreage at a price of one hundred dollars ($100.00)per acre. Total price will be four hundred fifty four thousand nine hundred and fifty nine dollars ($454,959.00).

C. Purchase of all equipment will be at market value. Total price will be seven hundred ninety three thousand three hundred and sixty six and no/100 dollars ($793,366.00).

D. Purchase of pipeline will be at market value. Total price will be thirty six thousand seven hundred twenty and no/100 dollars ($36,720.00).

E. Method of payment will be one-half in the stock of NuTek, Inc. and one-half in cash. Half of this was paid for by issuing Nutek Restricted stock for the traded value on 02/22/00 being $0.31. The balance of the purchase price will be paid for in cash from profits realized from the oil operations. Nutek Oil Inc. will be run by Mr. Pete Maupin as President, the former President of Clipper, and should there be no profitability from Nutek Oil operations, the balance of the purchase price will not be able to be paid.


(i) General Business - Oil Producing Activities, Acreage, Productive Wells

In view of the current economic conditions within the industry in which the Registrant participates, the Registrant anticipates that cash flow from operations for fiscal 2000 will be insufficient to satisfy all of its general working capital requirements, necessitating additional capital infusions either from affiliates or from sales of assets, borrowed funds, equity participations. The Registrant does not believe its future oil production activities will be subject to any significant seasonal fluctuations.

(ii)  Competition and Markets

There are many companies and individuals engaged in the oil business. Some are very large and well established with substantial capabilities and long earnings records. The Registrant is at a competitive disadvantage with some other firms and individuals in acquiring and disposing of oil properties since they have greater financial resources and larger technical staffs than the Registrant. In addition, in recent years a number of small companies have been formed which have objectives similar to those of the Registrant and which present substantial competition to the Registrant.

A number of factors, beyond the Registrant's control and the effect of which cannot be accurately predicted, affect the production and marketing of oil. These factors include crude oil imports, actions by foreign oil producing nations, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels and other matters affecting the availability of a ready market, such as fluctuating supply and demand.

The Registrant plans to sell its oil production to Texas oil refineries. The Registrant has no written contracts with purchasers. The Registrant has not been successful in the past with its oil operations and can offer no indications that it will be able to produce or even sell the oil should it be successful in producing oil.

(iii) NuTek's Oil Employees

The Registrant currently coordinates all oil field maintenance and supervision activities using contract labor. P. R. Maupin, the former president of Clipper Operating Co., heads NuTek Oil's operations. The Registrant plans to retain consultants with respect to current and proposed properties and operations. The Registrant from time to time retains independent engineering and geological consultants and the services of lease brokers and geophysicists in connection with its operations.

(iv) Properties - Oil Reserves

(See General Business - Oil Producing Activities, Acreage, Productive Wells).

Title to Properties

As is customary in the oil industry, the Registrant conducts only a perfunctory title examination prior to acquisition of properties believed to be suitable for drilling operations. Prior to the commencement of actual drilling operations, a thorough title examination is usually conducted and significant defects remedied before proceeding with operations. A thorough title examination has been performed by the Registrant or its predecessor in interests with respect to substantially all of the Registrant's producing properties and the Registrant believes that the title to its properties is generally acceptable to third parties. The Registrant's properties are subject to royalty, over-riding royalty and other interests customary in the industry, liens incident to operating agreements, current taxes and other burdens, minor encumbrances, and easement restrictions. The Registrant does not believe that any of these burdens materially detract from the value of the properties or will materially interfere with their use. Oil leases generally provide that properties are subject to reversion for non-production.

(v) Risks and Uncertainties Related to the Oil and Gas Business in General

The Registrant's operations are subject to all of the risks normally incident to the exploration for and production of oil and gas, including blow-outs, cratering, pollution, fires, and theft of equipment. Each of these incidents could result in damage to or destruction of oil and gas wells or formations of production facilities or injury to persons, or damage to or loss of property. As is common in the oil and gas industry, the Registrant is not fully insured against these risks either because insurance is not available or because the Registrant has elected not to insure due to prohibitive premium costs.

The Registrant's oil activities have in the past involved exploratory drilling, which carries a significant risk that no commercial oil production will be found. The cost of drilling, completing and operating wells is often uncertain. Further, drilling may be curtailed or delayed as a result of many factors, including title problems, weather conditions, delivery delays, shortages of pipe and equipment, and the availability of drilling rigs. The Registrant has not been successful in the past with its oil operations and can offer no indications that it will be able to produce or even sell the oil should it be successful in producing oil.

(vi) Other Risk Factors

The oil business is further subject to many other contingencies which are beyond the control of the Registrant. Wells may have to be shut-in because they have become uneconomical to operate due to changes in the price of oil, depletion of reserves, or deterioration of equipment. Changes in the price of imported oil, the discovery of new oil and gas fields and the development of alternative energy sources have had and will continue to have a dramatic effect on the Registrant's business.

(E) OTHER PRODUCTS
------------------

Management's strategy is to source other growth opportunities and potential acquisitions of businesses and/or the acquisition of exclusive proprietary rights in consumer/commercial products similar or complementary to that of the Company, but there can be no assurance that such opportunities will arise or will be profitable to the Company. The pursuit of any such growth opportunities will require a significant investment of funds and management attention. Any such growth opportunities will be subject to all of the risks inherent in the establishment of a new product or service, including competition, lack of sufficient customer demand, unavailability of experienced management, unforeseen complications, delays and cost increases. The Company may incur costs in connection with pursuing new growth opportunities that it cannot recover, and the Company may be required to expense certain of these costs, which may negatively impact the Company's reported operating performance for the periods during which such costs are incurred. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

Some of the products it has acquired include the following:

(i) Handi-Plate

NuTek's FULL SERVICE(tm) handi-plate is a unique, dish washer safe, versatile plastic buffet plate which has a multitude of uses including social gatherings such as back yard barbecues, buffets, picnics, tailgate and parties of any kind.

The FULL SERVICE(tm) system is a unique newly patented versatile product for holding food and beverage on one plate. This product incorporates both plate and cup into one unit, making it easy to hold with one hand. This unique plate offers the convenience of carrying any meal and a beverage with one hand, while leaving the other hand free. Additionally, the FULL SERVICE(tm) system is suited for sales promotions, utilizing logo identification of brand products and companies.

This product was acquired in September 1997 for (300,000) shares of Nutek common stock and an additional One hundred and Thirty Five Thousand dollars ($135,000.00) was spent producing the molds to produce the product. This was also paid for by issuing the mold manufacturer One million one hundred thousand (1,100,000) shares of Nutek common stock at $0.123 per share.

Handi-Plate royalty
As part of acquiring the patents for this product, Nutek Inc. is to provide the inventor a 2.5% royalty interest on the gross sales of this product. (See Financial Note 7 - "Contingencies and Commitments.")

(ii) Electro Static Switch Cover Plate

The Company has purchased the U.S. Patent to produce and market the Electro Static Switch Cover Plate. Switch Cover Plate Providing Automatic Emergency Lighting Patent #5833350. (See Exhibit 10.4, Purchase Agreement.)

The Company on August 27, 1999 purchased a Patent for a Switch Cover Plate which provides emergency lighting. The product is currently in its prototype stage. The molds and tooling to manufacture the product are not in existence, neither are the tooling to manufacture the packaging for the product. NuTek Inc. purchased all rights, title and interest to the product. This product offers the potential as a safety device for every home, office, hotel and hospital. In the event of a power failure, the electrostatic sensors, in this device, immediately activate the light diodes in the cover which are strong enough to emit light into a 30'x30' room for up to 16 hours. This device runs on AAA batteries just like a smoke detector. Nearly all light switches are located at an entry way, and therefore, white or amber lights will be used for internal light covers and red for exit way covers. All that is required is to unscrew the existing light switch cover and screw the new safety cover plate on. There is no special wiring required.

(iii) Super Glide

Super Glide, a product for the dry cleaning garment industry, is a rail covering made of a durable, slick polymer designed to reduce friction between rails and hangers in the dry cleaning and garment industry. Its lack of friction prevents finished garments from being crushed as they move across the Super Glide rail. Super glide negates the need for sprays and waxes in use currently, and eliminates rust and dirt and keeps operator's hands and fingers clean. The glides will be available for a variety of both flat and round rails. This product is unique and patented and is already selling in the dry-cleaning and garment industries.

The Company has purchased the rights to produce this product from SRC International, Lombard, IL. (See Exhibit 10.6, "Plan of Purchase and Agreement.") The Company is in the process of moving the production facilities to manufacture this product from Lombard, IL to California. Until this move is completed, the Company will be unable to produce this product.

iv) Competition

The retailing industry is highly competitive. The Company's competitors include foreign and domestic suppliers, and competitive companies that have established their products with national and regional chains, department stores, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, manufacturers, distributors and large wholesalers and importers, some of whom have greater resources than the Company. The Company believes that competition in its markets is based primarily on price, design, product quality and service.

v)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

vi)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

GENERAL
-------

1)  Raw Materials and Suppliers

The Company does not use any raw materials or have any principal suppliers of raw materials, with the exception of its leased oil fields.

2) Customers

The Company believes that establishing and maintaining brand identity is a critical aspect of its efforts to attract new customers. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising its products through its Web site through the various search engines, through other Web sites, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses
incurred by the Company in building its brands.    Further, there can be no
assurance that any new users attracted to BuyNetPlaza.com will conduct
transactions over BuyNetPlaza.com on a regular basis.     If the Company fails
to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

3) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

    In particular, in order to accelerate the promotion of its e-commerce web site, the Company intends to heavily market its Web site. The Company believes that it may experience seasonality in its business, with use of its e-commerce site being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial
condition.     In addition to selling its brands, it is the Company's strategy is to generate additional revenues through e-Commerce arrangements including
for other companies to advertise on the company's Web site.      There can be
no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

4) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company     entered into an agreement to      purchase Patent # 5833350
from Electro Static Solutions, LLC, of Irvine, CA on August 27, 1999 for the fair market price of $1,000,000 from a non-related party. Payment was made by issuing 600,000 shares of Restricted Common Stock valued at $.30 per share. Another $150,000.00 was to be paid in cash with the balance of $670,000 to be paid by increasing the royalty payment from seven to ten percent until the balance is paid off. As at December 31, 1999, the Company still owes $770,000.00 as only a portion of the $150,000.00 was paid. (See Financial
Note  - 8 "Acquistions")

The product is the Switch Cover Plate Providing Emergency Lighting. The Product is currently in its prototype stage. The molds and tooling to manufacture the product are not in existence, neither are the tooling to manufacture the packaging for the product. NuTek Inc. purchased all rights, title and interest to the product.

The Company regards substantial elements of its future Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

With regards to the Company's future oil production, the Registrant does not hold any patents, trademarks, licenses, etc., with respect to, nor are patents significant in regard to, the Registrant's oil production activities (for a discussion of the sources and availability of the Registrant's oil reserves, see "Properties").

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company bares certain risks in purchasing parallel marketed goods which includes certain products. Parallel-marketed goods are products to which trademarks are legitimately applied but which were not necessarily intended by their foreign manufacturers to be imported and sold in the United States. The laws and regulations governing transactions involving such goods lack clarity in significant respects. From time to time, trademark or copyright holders and their licensees initiate private suits or administrative agency proceedings seeking damages or injunctive relief based on alleged trademark or copyright infringement by purchasers and sellers of parallel-marketed goods. While the Company believes that its practices and procedures with respect to the purchase of goods lessen the risk of significant litigation or liability, the Company from time to time may be involved in such proceedings and there can be no assurance that claims or suits will not be initiated against the Company or any of its affiliates, and there can be no assurances regarding the results of any pending or future claims or suits. Further, legislation has been introduced in Congress from time to time regarding parallel marketed goods. Certain legislative or regulatory proposals, if enacted, could materially limit the Company's ability to sell parallel marketed goods in the United States. There can be no assurances as to whether or when any such proposals might be acted upon by Congress or that future judicial, legislative or administrative agency action will restrict or eliminate these sources of supply. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

5)  Regulation

   The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.

The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of
finance charges that may be charged by a credit provider.    In addition to the
Company's acceptance of credit cards through its Internet site, credit to the Company's customers is provided primarily through bank cards such as Visa/registered trademark/, Mastercard/registered trademark/ and Discover/registered trademark/, without recourse to the Company based upon a
customer's failure to pay.      Any change in the regulation of credit which
would materially limit the availability of credit to the Company's traditional customer base could adversely affect the Company's results of operations or financial condition. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

The Registrant's oil production activities are, and any drilling operations of the Registrant would be, subject to extensive regulation by numerous federal, state and local governmental authorities, including state conservation agencies, the Department of Energy and the Department of the Interior (including the Bureau of Indian Affairs and Bureau of Land Management). Regulation of the Registrant's production, transportation and sale of oil or gas have a significant effect on the Registrant and its operating results.

State Regulation - The current production operations of the Registrant are, and any drilling operations of the Registrant would be, subject to regulation by state conservation commissions which have authority to issue permits prior to the commencement of drilling activities, establish allowable rates of production, control spacing of wells, prevent waste and protect correlative rights, and aid in the conservation of natural gas and oil. Typical state regulations require permits to drill and produce oil, protection of fresh water horizons, and confirmation that wells have been properly plugged and abandoned.

6)  Effect of Existing or Probable Government Regulations

   Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as foreign corporation in particular state or foreign country.

   Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency
Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitution law.

   Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

   The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

7) Research and Development Activities

The Company, among other things, plans to     develop and market its Web
site, enhance its brands, implement and execute its business and marketing
strategy successfully, continue to      develop and upgrade its technology and
information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, and motivate qualified personnel provided the company can generate sales and profit.

    The Company also needs to develop and identify products that achieve market acceptance by its users and e-Commerce customers. There can be no assurance that any Internet company, including NUTK, will achieve market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for Internet products is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing any or all of its plans, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

8)  Impact of Environmental Laws

Environmental Matters - Various federal and state authorities have authority to regulate the exploration and development of oil and gas and mineral properties with respect to environmental matters. Such laws and regulations, presently in effect or as hereafter promulgated, may significantly affect the cost of its current oil production and any exploration and development activities undertaken by the Registrant and could result in loss or liability to the Registrant in the event that any such operations are subsequently deemed inadequate for purposes of any such law or regulation.

The Company is not aware of any federal, state or local environmental laws which would effect its other operations.

9)  Employees

The Company currently has thirteen (13) employees of which three (3) are Officers of the Company. As the Company begins to develop its other product lines it will need to add employees.

(i) The Company's performance is substantially dependent on the performance of its President and CEO, Murray N. Conradie. In particular, the Company's success depends on his ability to identify, develop, acquire, design and market the company's products.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii)  There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in
the future.   The inability to attract and retain the technical and
managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

10)  Year 2000 Implications

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in Year 2000, these date code fields will need to accept four digit entries in order to distinguish 21st century dates. All of the Company's computers comply with "Year 2000" requirements. However, there can be no assurance that other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's business, results of operations and financial condition.

14)  The Industry & Potential Effect on the Company's Plan of Operations

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites. As a result, the Internet has become a compelling means to advertise and market products and services. With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

The Company plans to market its products through the retail channels of
distribution,     the Internet,      and utilizing contract sales
representatives. Failure by the Company to adapt to changing market conditions could have a material adverse effect on the Company's business, results of operations and financial condition.

11) Risk Factor that the Company has no contractual restrictions to incur debt.

The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lesser extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Specifically, this is the case with Cheschire Trading L.L.C. in the form of a 6% convertible note made to the Company. (See Item 2. Management's Plan of Operation.)

12) Sale of common stock and Market price

When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of Operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

ITEM 2.  MANANAGEMENTS'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A. Management's Plan of Operation

1) During calendar year ended December 31, 1999 the Company incurred a net loss of $342,478 from operations against revenues of $238,039 as compared to a net loss from operations of $497,161 against revenues of $12,501 for calendar year ending December 31, 1998. The main business segment in 1999 was Elite Fitness accounting for $191,653.00 in revenue and $135,539.00 in profit.

As of December 31, 1999, the Company has thirty-six million three hundred twenty-eight thousand forty-four (36,328,044) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately four hundred thirty-seven (437) shareholders of record.
The Company also has seven hundred ninety-three thousand five hundred (793,500) shares of its $0.001 par value Preferred Stock issued and outstanding, as of December 31, 1999. All Preferred shares which have been issued were issued for cash at $1.00 a share. Series B Preferred shares have the same voting rights as the common shares but have priority in the event of Company liquidation. All of the shares outstanding were to be redeemed at $1.00 a share plus all accrued dividends prior to December 31, 1993. This has been extended by mutual agreement. Series B shares have annual dividends of $.15 a share payable quarterly. They are convertible to common shares on a one for one basis at the holders' option. This preferred stock was extended by mutual agreement to either convert to restricted stock at the current bid price on day of conversion and to include unpaid annual dividends. Some investors have not converted nor have they received their dividends which continue to accrue.

In December, 1999, the Company raised one hundred thousand ($100,000) dollars through one Cheschire Trading L.L.C. in the form of a 6% convertible note. The stock was issued to a third party escrow agent to be held until conversion by Cheschire Trading L.L.C. The exemption that was relied upon was 51-3.13 of the Colorado Division of Securities which were promulgated under Section3(b) and 4(2) of the 33 Act. The cash was received 01/20/00, and the stock was then transferred from Escrow to convert the note issued. 51-3.13 Transactional Securities Registration Exemptions under section 11-51-308(1)(p), C.R.S., in Coordination with Exemptions Promulgated by the SEC under Sections 3(b) and 4(2) The Company was not scheduled to receive the proceeds from this transaction until January, 2000. ("See Financial Statements and Notes:
Statement of Changes in Shareholders' Equity, Contingencies and Commitments, Subscription Receivable." and See "B. Liquidity and Capital Resources, C.
                          -----------------------------------------------
Segment Data for Revenues by Product for each operating segment.")
------------------------------------------------------------------

A.  Pursuant to SEC Regulation A

The changes made to SEC Regulation A promulgated under Section 3(b) of the 33 Act, effective August 13, 1992 are effective in Colorado under this rule, provided as follows:

1. Any solicitation of interest document, as described in Rule 254 of Regulation A, to be published or delivered to any person in this state under Regulation A must be filed with the Commissioner no later than the time of its first publication or delivery in this state. Such filing is a condition to the use of this exemption.

2. Any solicitation of interest document, as described in Rule 254 of Regulation A, published or delivered to any person in this state must contain, in addition to the other statements required in Rule 254 of Regulation A, the additional statement in prominent form:

This information is distributed under SEC Regulation A and has been filed with the SEC and the Colorado Securities Division. Neither the SEC nor the Securities Division has reviewed or approved its form or content.

3. A copy of the offering statement, as described in Rule 252 of Regulation A, filed with the SEC must be filed simultaneously with the Commissioner together with a notice of exemption in the form prescribed by the Commissioner and the prescribed fee, as provided in Rule 51-3.7.

4. A copy of the offering statement qualified by the SEC must be filed with the Commissioner no later than five (5) days after the first sale is made in this state.

B.  Pursuant to Rule 504 of SEC Regulation D

The changes made to SEC Regulation D promulgated under Sections 3(b) and 4(2) of the 33 Act, effective August 13, 1992, are effective in Colorado under this rule, provided as follows:

1. In connection with offers and sales of securities made in reliance on Rule 504 of Regulation D, unless the securities are first registered with the Commissioner or sold in the manner described in subsections 2. and 3. below, neither the issuer nor any person acting on behalf of the issuer shall offer or sell the securities by any form of general solicitation or advertising, including, but not limited to, the following:

a. Any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and b. Any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

2. Offers and sales of securities may be made in reliance on Rule 504 of Regulation D in this state by means of general solicitation and advertising without benefit of securities registration with the Commissioner, after the first general solicitation or advertising, if the securities are sold only to "accredited investors" as that term is defined in Rule 501 of Regulation D.
As conditions of the exemption provided by this subsection 2. of this rule,
a. any document published or delivered in connection with such general solicitation or advertising must state prominently that:
This information is distributed pursuant to an exemption for small offerings under the rules of the Colorado Securities Division. The Securities Division has neither reviewed nor approved its form or content. The securities described may only be purchased by "accredited investors" as defined by Rule 501 of SEC Regulation D and the rules of the Colorado Securities Division. and
b. the issuer must maintain written records for a period of at least two (2) years following the date of sale establishing the accredited status of each purchaser.

The Company currently anticipates that it has enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience a small operating cash flow for the foreseeable future as a result of significant new product development, advertising and infrastructure.

As an On Going concern, if the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or
privileges senior to those of the Company's Common Stock.   The Company
does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lesser extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find products and suppliers, and to find customers for these products. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the marketplace. The Company does not plan to develop products internally, but find suppliers and businesses who would be willing to sell, market or license their products/business through the Company.
This can help avoid the time and expense involved in developing actual products.

4) The Company currently owns its own equipment, office furniture, computers, oil equipment.

B.  Liquidity and Capital Resources

The Company's revenues have been insufficient to cover acquisition costs, cost of revenues and operating expenses. Therefore, the Company has been dependent on private placements of common stock securities, loans from private investors in order to sustain operations. In addition, there can be no assurances that private or other capital will continue to be available, or that revenues will increase to meet the Company's cash needs, or that a sufficient amount of the Company's common stock or other securities can or will be sold to fund the operating needs of the Company.

On December 31, 1999 the Company had assets of $2,823,175 compared to $737,630 on December 31, 1998. The Company had a total stockholders' equity of $1,069,048 on December 31, 1999 compared to a deficit of $503,095 on December 31, 1998, a increase of $1,572,143. This increase for the year ended December 31, 1999 was the result of 1) issuance of stock for prior year trade payables totaling $129,232, 2) stock issued for services totaling $195,324 3) issuance of stock in exchange for clock molds totaling $157,800 4) issuance of stock in exchange for all issued and outstanding stock of Elite Fitness totaling $25,000 5) issuance of stock for patent right to Electrostatic Light Switch totaling $180,000 6) issuance of stock for oil well equipment totaling $21,000 7) stock issued for cash totaling $1,251,265 and 8) amount received from Royalty investors totaling $55,000 off set by the 1999 net loss of $342,478 and the subscription receivable of $100,000.

As of December 31, 1999 the Company's working capital position decreased $299,659 from a negative $67,671 at December 31, 1998 to a negative $367,330 at December 31, 1999, primarily as a result of an increase in accounts payable of $475,882, a great deal of which had been previously stated as long term liabilities as at December 31, 1998, which was also offset by an increase of $75,706 in accounts receivable, an increase of $30,363 in inventory and an increase in cash of $70,154.

In order to meet its current operating needs, the Company has consolidated most of its operations into the Huntington Beach location to reduce overhead of its business segments. Going forward, the company's plan of operation is to expand its efforts in the sale of Navy Seal exercise videos as well as launch products through an internet e-commerce site the company is developing.

The company intends to use the proceeds from the $100,000 private offering to purchase inventory and funding for operations. The company can not assure that these proceeds will be sufficient for inventory and operations. There are no assurances that private funding or other capital resources will be available in the future.

The company has debt and accrued liabilities made up of Short term notes of $534,511; Long term notes of $192,000; Bonds payable of $142,000 with accrued bond interest of $28,000; and a Patent acquisition liability of $770,000. Although the company has negotiated repayment terms for the debts over the next 3 years, there is no assurance that the company will be able generate sufficient profits or have the available capital resources to repay this debt.

C.  Segment Data

The Company operates within two main segments, retail sales and exploration and production of oil and gas. Retail sales includes Elite Fitness, Electrostatic light switch and Century Clocks. During 1999, the Company's oil and gas exploration production was immaterial and is excluded from the discussion below (See "Financial Footnote 14"). As of December 31, 1999 the company generated $238,039 in revenues as compared to $12,501 for the year ending December 31, 1998. Sales were made up of Navy Seal Exercise tapes in Elite Fitness of $191,653.00; sales through BuyNetPlaza.com of $29,706 and other non-recurring income of $16,680.


                            Elite        Century     Switch
                            Fitness      Clocks      Plate         Total
                          -----------------------------------------------
Operations Summary
Revenues                  191,653.00         0.00           0.00   191,653.00
Operating Costs
Cash Operating Costs       56,114.00         0.00           0.00    56,114.00
Depreciation
   and Amortization             0.00    29,727.00      58,333.33    88,060.33
Operating Income
   or (Loss)              135,539.00   (29,727.00)    (58,333.33)   47,478.67

Identifiable net property and equipment:

Equipment                              257,800.00
Patents, Designs & Logo    14,024.00                1,000,000.00
                          ---------------------------------------------------
Total                      14,024.00   257,800.00   1,000,000.00



ITEM 3.  DESCRIPTION OF PROPERTY

A.  Description of Property

The address of the principal office is:  15722 Chemical Lane, Huntington
Beach, CA 92649. The Company is leasing approximately 6,600 square feet at this property. The Company leases office space in California on a month-to-month basis with aggregate monthly rent of approximately $2,856.00. Rent recorded during 1998 and 1998 respectfully was $22,643.50 and $21,218.25. (See Financial Note 7 "Contingencies and Commitments." See Exhibit 10.8, Lease.)
The Company has a Strategic Alliance with the Department of Veterans Affairs whereby the company hires the manpower at the V.A., to package and assemble products. (See Exhibit 10.7, Transitional Employer Agreement)

Management believes that this facility is currently suitable for the Company's needs for the next twenty-four (24) months.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


Title      Name & Address                     Amount of        Percent
of         of Beneficial                      shares           of
Class      Owner of Shares       Position     held by Owner    Class
------     ---------------       --------     -------------    -------


Common   Murray N. Conradie (1)  President/    1,200,561        3.02%
                                 CEO

None     Kristi Hough(2)         VP/Director     250,000        0.62%

None     Pamela Horick           Secretary/            0        0.00%
                                 Director
----------------------------------------------------------------------

All Executive Officers and
    Directors as a Group (3 persons)           1,450,561        3.64%


Company address for all Officers is c/o NuTek, Inc. 15722 Chemical Lane, Huntington Beach, CA 92649

(1) Murray N. Conradie, received 1,050,000 shares of common stock for the Century Clock Mold purchase. He also received 150,861 shares as outstanding compensation for 1999. These shares were issued to him in January, 2000, however, instructions had been given to the transfer agent for their issuance in December 1999, these shares were accounted for in the 1999 issued and outstanding stock and in the December Minutes. The stock for the clock molds was priced at $0.12 per share totaling $126,000.00 The compensation of 150,861 was for $2,500 a month compensation in addition to the $5,000.00 per month compensation for April 1, 1999 through December 31, 1999. The stock each month was calculated by taking the close of each trading day and dividing it by the number of days to get the average. The stock for both transactions was issued January 6, 2000.

(2) Joanne L. Hough, mother to Kristi Hough, beneficially owns 75,000 shares of restricted stock. Lorraine and Prescott Earle, grandparents to Kristi Hough, beneficially own 100,000 shares of restricted stock. Kristi Hough, has entered into a preliminary agreement with the Company to purchase Kristi & Co., Inc. She is President/CEO and Director of Kristi &
Co., Inc., a women's resort clothing line. Upon consummation of the agreement, Kristi received 250,000 restricted shares for the purchase of Kristi and Company, patterns, client list and designs. (See Exhibit 10.1 Purchase agreement) These shares were not scheduled to be issued until January, 2000. Nutek issued the 250,000 shares for $0.20 on January 6, 2000. This stock was issued at the close price of 12/31/99. (See, Item 7 -- Interest of Management and Others in Certain Transactions.)

B.  Persons Sharing Ownership of Control of Shares

No person owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

F.  Other

By Corporate Resolution, the Company purchased clock molds from Century
Clock Company of South Africa. Murray N. Conradie, President and CEO of
The Company was the former President and a major stockholder of Century
Clocks in South Africa. The date of transaction was 27 April 1999, the valuation of the molds was done by getting quotations from US manufacturers to make the molds. This was found to be in excess of $1,200,000.00 and would need to be funded with cash or financing to be provided by an outside source. The funding could not be obtained to have molds produced, and the Board of Directors decided that the alternative to purchase the molds from South Africa at a discounted price, without having to lay out large amounts of cash was a better option. Mr. Conradie managed to negotiate with the sellers to be compensated with Restricted Stock. (See, Item 7 -- Interest of Management and Others in Certain Transactions.)

ITEM 5.  DIRECTORS, EXECUTIVES, OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages and positions of the Company's directors and executive officers are as follows:



Name                         Age              Position
--------                    ------           ----------
Murray N. Conradie           35              President, CEO and Director

Kristi Hough                 36              Vice President and Director

Pamela Horick                35              Secretary and Director



B.  Family relationships

Murray N. Conradie and Kristi Hough are married to each other.

C.  Work Experience

Murray N. Conradie

April 1999 - Present, NuTek Inc.
President/CEO, Director and Chairman of the Board.

1998 - Dec, 1999, NuTek, Inc.
CFO, Director

1997 - 1999, WorldTek Corporation.
President/CEO and Director.
Internet startup company which hosted and designing websites.

1996 - 1999, Global Entertainment Network Inc.
President/CEO Director.
Started this company which is an Internet based crossword puzzle game which he developed and patented, and now currently in negotiations for the sale of this company.

1994 - 1996, Authentic Apparel
Screen printing company for clothing. Started this company which he sold after securing several major national contracts, including the "Clinnochio" line of clothing.

1992-1994, Quantum Time
President of this company he founded for the manufacture of wooden wall clocks.

1989 - 1992, M.C. Clothing.
Co-owner of woman's clothing manufacturing company doing in excess of $2 million sales a year. Sold this company to concentrate on the Century Clocks.

1987 - 1994, Century Clocks.
President and Director
Started company which bought out major competitor Smith's clocks 18 months later. Went to $1.8 million in sales the first year and averaged $5 million in sales thereafter. Sold this company, and currently negotiated to purchase some of the molds and tooling for US operation.

EDUCATION:
1983-1985, University of Natal at Durban, South Africa. B.A., Studied Business Law for 2 1/2 years

1985-1988, Technikon Natal at Durban, South Africa. Accounting Degree specializing in Auditing.

1999 Selected for Strathmore's Who's Who in Finance
1999 Selected for Marquis Who's Who in Finance Millennium Edition

Kristi L. Hough

1999 - Present, NuTek Inc.
Vice-President and Director.

1999 - Present, Kristi & Co., Inc., President/CEO Director and designer. Women's resort clothing line. Started company with a vision to help veterans by employing them and helping with their goals through work.

1998 - Present, Opportunities Unlimited
Owner of push carts that sell Haagen Dazs Ice-Cream
This company Hires and supports veterans. The carts are independently operated by Veterans and I support their rehabilitation efforts by integrating work skills with their treatment goals. Intention here is to have several carts operated by vets.

1995 - Present, KHLA, Inc.
President and Director
Founder, and designer of a women's resort clothing line.
Started company with a vision to help veterans by employing them and helping with their goals through work. Responsible for taking the company from a start up and no recognition to its' current status of sales of one million, selling across the country to specialty antiques, department stores, starting our own stores in resort areas, and selling overseas. Intention with this company is to hire and train veterans in all aspects of the production (cuffing, sewing, quality control) to shipping, receiving, and marketing together with integrating their treatment goals with their job goals.

1992 - 1996, Veterans Administration Medical Center, Long Beach, CA. Aftercare Coordinator/Substance Abuse Counselor
Responsible for coordinating patients aftercare treatment. Integrated the Veterans treatment needs with work placement, out-patient treatment and community involvement. Worked closely with the community developing new programs, and enhancing follow-up care. Designed, implemented and taught classes on all aspects of relapse prevention, substance abuse recovery, family roles and cocaine addiction. Created and ran a Relapse track of treatment. Experienced in: dual diagnosis, relapse prevention, 12 core functions, 12-Step programs, group & individual therapy, family therapy and education.

1990-1991, Vertex Design Systems, San Francisco, CA.
Sales Support & Marketing Coordinator
Created, implemented and managed several training, internal operations and marketing programs, including staffing, production and performance tracking. Instrumental in determining marketing strategy and knowing which marketing materials were successful. Result: 100% increase in sales for this company which was also a start-up computer company.

1989 (May -Dec), Arizona Bar & Bistro, Sydney, Australia Promotions/Marketing Representative
Instrumental in the design and implementation of marketing programs for a new "image" restaurant in Australia. Hired to take a new restaurant concept for Australia and make it mainstream. Worked on everything from restaurant design, menu selections, wine selections, promotional programs, marketing materials, advertising, and hiring. Result: Restaurant opened on time and enjoyed immediate and sustained success.

1988-1989, Melveny & Myers, Los Angeles, CA.
Support Services Coordinator - Legal Services
Managed all aspects of document handling, including sensitive legal materials. Provided support services, which included proofreading & word processing. Trained new employees and handled communications between attorneys and clients.

1986-1988, Delphi Information Systems, Westlake Village, CA.
Regional Area Supervisor - Customer Service
Responsible for maintaining a team of technical support employees to service the customer base for a computer design and installation company. Wrote technical manuals and taught procedural classes on how to use the software. Handled customer needs that ranged from computer programming, database problems, hardware problems and processing glitches. Made sure problem was resolved efficiently and timely. Always won the employee of the month award for handling the most calls/crisis' and most efficient.

EDUCATION:
University of California at Los Angeles, March 1986, B.A., Psychology and Computer Science with concentration in Business Administration

California Paramedical and Technical College, Long Beach, CA, April 1992 C.A.D.C. (Certified Alcohol and Drug Counselor)
N.A.ID.C. (National Alcohol and Drug Counselor)

Pamela Horick

1999-Present, NuTek Inc., Secretary and Director

1996-Present, Edventure Partners
Pamela Horick is Vice President at Edventure Partners, a privately-owned college marketing company, where she is responsible for marketing, sales, and account management. During her tenure over the past three years, the company has grown from 19 to 30+ employees and from serving one client to multiple clients, including Wells Fargo, Clairol and Time Magazine.

1988-1996, American Express
Prior to Edventure Partners, Pamela worked for American Express for eight years in sales and human resources. In these positions, she interacted with a variety of individuals from wide range of companies, including Levi Strauss & Co., American President Lines and Clorox.

EDUCATION:
Pamela received a Masters of Business Administration from the Haas School of Business, University of California at Berkeley and a Bachelor of Arts degree in Political Science, from the University of California at Los Angeles.

OTHER:
Pamela has been active in her community and currently serves on two boards. First she is a Director for the Haas Alumni Network Board, which is responsible for increasing participation of Haas alumni in contributing funds and attending events. She is also on the Board of Big Brothers Big Sisters of Marin, where she is responsible for initiating and managing an all-volunteer marketing committee. This committee is responsible for all aspects of marketing the non-profit agency, including public relations, research, a speakers bureau and recruiting big brothers and sisters.

In her mid-twenties, Pamela was one of the founding members of a grass-roots youth focused non-profit agency, San Francisco Youth at Risk. She devoted 10+ hours per week to develop a management organization, recruit volunteers, and fund raise to deliver an intensive camp and mentor program for 26 highly at-risk youth. She personally raised $5,000 by running the San Francisco marathon.

D.  Conflicts of Interest

        Kristi Hough (VP & Director) and Pamela Horick (Secretary & Director) are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates they will devote a minimal amount of time to the Company's affairs.

        The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

        The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


ITEM 6.  REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

(1)  Compensation of Executive Officers


Compensation of Executive Officer

Name              Title           Salary         Bonus    Common Stock
--------------------------------------------------------------------------
Murray Conradie   President/CEO   $60,000(1)(2)   None     150,861(1)(3)
Kristi Hough      VP/Director     None(2)         None     None(3)
Pamela Horick     Sec/Director    None(2)         None     None(3)

All Executive Officers as a Group (3 persons)



(1) Per a Board Resolution, since April 1, 1999, Murray N. Conradie, President, CEO and Director has received remuneration of $60,000 per year plus $2,500 of restricted common stock each month (based on the mean average price of the stock for each month), this amounts to 150,861 shares through December 31, 1999. He has no options nor warrants. The other Officers have not received any compensation during calendar year 1999.

(2) Effective January 1, 2000, the Company entered into Compensation Plan (See Exhibit 10.10--"Compensation Plan"). The key terms of the agreement include:

     "4.1 No employee shall receive Total Direct Compensation for any year of employment greater than twenty-five (25) times the wages paid to the lowest paid full time employee, using the lowest hourly wage rate for a 40-hour week for a 52-week year. Example: The lowest paid full time employee earns $6.72 per hour. For a 40-hour week, that is $268.80, which for a 52-week year is $13,977.60. The limitation for Total Direct Compensation is $349,440, calculated as 25 times $13,977.60.

     4.2 No employee who receives fixed-base compensation in excess of twelve and one-half (12.5) times the hourly wage rate paid to the lowest paid full time employee shall also receive commission-based compensation in an amount which, when combined with the fixed-base compensation, exceeds the restriction under 4.1 above.

     4.3 Except as provided in 4.2 above, there shall be no limitation on commission-based compensation payable to any employee of NuTek, Inc.
provided that the variable basis selected to measure the employee's performance is reasonably related to such employee's responsibilities (ability to affect such basis) and the commission calculation reasonably reflects such employee's contribution to the basis, and the commission rate is commercially reasonable.

     4.4 The limitations imposed by Paragraphs 4.1 and 4.2 shall be increased for non-U.S. based employees to the extent that the cost-of-living at the non-U.S. base exceeds the equivalent cost in the United states." (See
Exhibit 10.1 "--Compensation Plan.")

(3) The Company has also adopted a "Key Employee Stock Option Plan, the key terms of this Plan state:

    "6. Price. The purchase price per share of Common Stock purchasable under options granted pursuant to the Plan shall not be less than 100 percent of the fair market value at the time the options are granted. The purchase price per share of Common Stock purchasable under options granted pursuant to this Plan to a person who owns more than ten percent (10%) of the voting power of the Corporation's vesting stock shall not be less than 110 percent of the fair market value of such shares, at the time the options are granted." (See Exhibit 10.11 "--Key Employee Stock Option Plan.")

(4) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated through December 31, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

ITEM 7.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From 1987 through 1994, Murray N. Conradie, current President/CEO of
NuTek, held the position of President and Director of Century Clocks in South Africa. In 1999, as President of NuTek, Inc., he negotiated a purchase agreement with Century Clocks of South Africa, where he received 1,050,000 common shares of restricted stock from NuTek, Inc. As of December 31, 1999, Murray Conradie, loaned the Company $57,000 ("See
Note 5 and Note 9 in Financial Statements.") Mr. Conradie purchased molds from Century Clocks South Africa to the value of $57,000.00 with his own funds as Nutek and Century Clocks did not have the funding at the time. There is no loan repayment agreement, and should Century Clocks fail to be profitable, the only security Mr. Conradie has is the value of the molds he purchased which he has retained a security interest in for his loan. There is also no interest payable on this loan.

Kristi Hough, VP and Director of the Company, has entered into a Preliminary agreement with the Company to purchase Kristi & Co., Inc. She is President/CEO and Director of Kristi & Co., Inc., a women's resort clothing line. Upon consummation of this agreement, she will receive
250,000 restricted shares for the purchase of Kristi and Company, the patterns, client list and designs. These shares are not scheduled to be issued until January, 2000.

The Company has a number of notes payable to certain stockholders. This includes: E. Grant ($25,000); J. Frank, ($55,000); Roger Wheeler ($75,000);
Velma Shaw Myers ($13,400); Dudley Frank ($70,000); Roger Garrity, ($203,806); Murray Conradie ($57,000); John L. Rainaldi ($192,00); Allenergy ($15,000). ("See Note 5 in Financial Statements.")

a.) Ethel Grant - loan to company for operations, payable on demand, 24 % p.a. interest. This was Mr. Garrity, the former CEO's mother b.) J. Frank - loan for operations, no repayment date.
c.)  Roger Wheeler - loan for operations, no repayment date.
d.)  Velma Shaw Meyers - loan for operations, no repayment date.
e.) Dudley Frank - loan for operations, no interest or repayment date, but secured with 200,000 shares of Nutek stock as collateral.
f.) Roger Garrity - unpaid compensation and money loaned for operations, no repayment date or interest.
g.)  Murray Conradie - same loan as mentioned for clock molds.
h.) John L. Rainaldi - loan for operations. The balance is being repaid at the rate of $10,000.00 per month. Should the company not be able to generate sufficient revenues or raise additional funding, this loan will not be able to be repaid.
i.) Allenergy - money loaned for operations, no repayment date or interest.

Through a Board Resolution, the Company hired the professional services of James E. Slayton, Certified Public Accountant, to perform audited financials for the Company. Mr. Slayton owns no stock in the Company. The company has no formal contracts with its accountant, he is paid on a fee for service basis. The fees paid to date were $10,298.00 and this was paid in cash.

                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A.  Market Information

(1) The Company's common stock was listed and trading on the NASD Over The Counter Bulletin Board under trading symbol NUTK, it is now listed on the "Pink Sheet," quoted through the National Quotation Bureau.

CERTAIN MARKET INFORMATION

The Company's Common Stock was traded on the OTC Bulletin Board under the symbol "NUTK." It is now trading on the "Pink Sheets" as reported through the National Quotation Bureau. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.

                                         Common Stock
PERIOD                              HIGH             LOW
------                              ----             ---

Calendar Year 1997
------------------
First Quarter ended 3/31/97         $1.187           $0.500
Second Quarter ended 6/30/97        $0.625           $0.062
Third Quarter ended 9/30/97         $0.281           $0.062
Fourth Quarter ended 12/31/97       $0.375           $0.125

Calendar Year 1998
------------------
First Quarter ended 3/31/98         $0.26            $0.10
Second Quarter ended 6/30/98        $0.50            $0.11
Third Quarter ended 9/30/98         $0.19            $0.06
Fourth Quarter ended 12/31/98       $0.20            $0.05

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $0.12            $0.035
Second Quarter ended 6/30/99        $0.22            $0.05
Third Quarter ended 9/30/99         $0.35            $0.08
Fourth Quarter ended 12/31/99       $0.73            $0.20



(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There are approximately 8,016,250 shares restricted common Stock of the Company, of which approximately 2,848,469 restricted shares which are more than two years old that could be sold under Rule 144 under the Securities Act of 1933, as amended. Additionally, there are approximately 5,346,584 restricted shares out of the approximately 8,016,250 restricted shares which are more than one year old.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

As of December 31, 1999, the Company has approximately four hundred Thirty Seven (437) stockholders of record. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Colonial Stock Transfer, 455 East 400 South, Suite 100, Salt Lake City, UT 84111.

F.  RISK FACTOR IN SELLING COMPANY STOCK

Since the Company's common stock is no longer listed the NASD Over
The Counter Bulletin Board, and it is currently being traded through the "Pink Sheets," which is a daily quotation service offered by the National Quotation Bureau, investors may find it more difficult to sell their securities, should they desire to do so.

ITEM 2.  LEGAL PROCEEDINGS

The Company was involved to two separate legal actions as at December 31, 1999. A former employee sued the Company for damages as a result of a personal injury were the employee slipped and fell on Company property. This case was overturned on appeal. The second lawsuit was initiated by the Company to recover 1,000,000 shares of its common stock which was issued to an individual for services which were not received. This case goes to trial in September of 2000. (See "Financial Footnote 12".)

ITEM 3.  RECENT SALES OF UNREGISTERED SECURITIES

Since April 27, 1999, the Company has sold the unregistered securities listed below.  These issuances were deemed exempt from registration
under the Securities Act in reliance on     either      (a) Section 4(2) of
the Securities Act, as transaction not involving a public offering,     or (b)
Rule 701 promulgated      under the Securities Act.  No commissions were
paid to any placement agent or underwriter for any of these issuances.



Date of         Amount
Purchase        Title         Sold      Purchasers     Consideration
---------------------------------------------------------------------
4/99(1)    Common Stock      65,000   Brett Peattie      Clock Molds

4/99(1)    Common Stock     200,000   Edward Shaw        Clock Molds

4/99(1)    Common Stock   1,050,000   Murray Conradie    Clock Molds

8/99(2)    Common Stock     600,000   Electro Static     Patent #5833350
                                      Solutions, LLC

10/99(3)   Common Stock     125,000   Elite Fitness      Video Rights
                                      Systems, Inc.

01/00(4)   Common Stock     250,000   Kristi Hough       Patterns/Equip

01/00(5)   Common Stock     150,861   Murray Conradie    Compensation

02/00(6)   Common Stock   2,064,348   Clipper Operating  Equip/Leases



(1)  See Purchase Agreement, Exhibit 10.4
(2)  See Purchase Agreement, Exhibit 10.5
(3)  See Purchase Agreement, Exhibit 10.3
(4)  See Purchase Agreement, Exhibit 10.1
(6)  See Purchase Agreement, Exhibit 10.9

(1) Brett Peattie 65,000 shares at $0.12 per share $7,800.00
(1) Edward Shaw 200,000 shares at $0.12 per share $24,000.00
(1) Murray Conradie 1,050,000 shares $0.12 per share $126,000.00
(2) Electro Static Solutions 600,000 shares at $0.30 per share $180,000.00
(3) Elite Fitness Systems 125,000 shares at $0.20 per share $25,000.00
(4) Kristi Hough 250,000 shares at $0.20 per share $50,000.00
(5) Murray Conradie 150,861 shares to represent $22,500.00
(6) Clipper Operating Co 2,064,348 shares at $0.31 per share $639,948.00

The Company finalized the purchase agreement February 22, 2000 for part of the assets of the Clipper Operating Co., Inc. The terms of the Agreement includes cash and Company stock for oil mineral rights. The aggregate cost to acquire Clipper was $1,279,896.00. Half of this was paid for by issuing 2,064,348 shares of Nutek Restricted stock for the traded value on 02/22/00 being $0.31. The balance of the purchase price will be paid for in cash ($639,948) from profits realized from the oil operations. Nutek Oil Inc. will be run by Mr. Pete Maupin as President, the former President of Clipper, and therefore should there be no profitability from Nutek Oil operations, the balance of the purchase price will not be able to be paid. (See "Purchase Agreement,"
Exhibit 10.9)


                          Century Clock Molds
                          -------------------

Party             Shares      Price     Value     Notes       Total
                  to be       per       of        Payable
                  issued      Share     Shares
Brett Peattie     65,000       0.12     7,800.00               7,800.00
Edward Shaw      200,000       0.12    24,000.00              24,000.00
Murray Conradie 1,050,000      0.12   126,000.00  57,000.00  183,000.00
Century S.A.                                      43,000.00*  43,000.00

Value of Molds                                               257,800.00


* $43,000.00 of note was paid within thirty days.
-------------------------------------------------

The molds are actually broken down into clock molds and others.  The clock
--------------------------------------------------------------------------
molds had cash disbursements of $43,000 per the agreement and some
------------------------------------------------------------------
miscellaneous related costs of the transaction in the amount of $2,483.
-----------------------------------------------------------------------

Share price to determine market price took place on or about April 30, 1999.
----------------------------------------------------------------------------
(See Agreement "Exhibit 10.5").
-------------------------------

ITEM 4.  DESCRIPTION OF SECURITIES

A. Common Stock

Authorized stock 50,000,000 shares, current common stock issued and outstanding as of March 24, 2000 is 39,843,253 shares.

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Preferred Stock

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, current preferred stock issued and outstanding as of March 24, 2000 is 793,500 shares.

(1) Description of Rights and Liabilities of Preferred Stockholders

i. Dividend Rights - The holders of outstanding shares of Preferred stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine. Series B shares have annual dividends of $.15 a share payable quarterly. All of the shares outstanding were to be redeemed at $1.00 a share plus all accrued dividends prior to December 31, 1993. This has been extended by mutual agreement. Series B shares have annual dividends of $.15 a share payable quarterly. They are convertible to common shares on a one for one basis at the holders' option. (See Financial Footnote Number 2.)

ii. Voting Rights - The holders of record of said shares of Series B Preferred Stock shall be entitled to one vote per share at all meetings of, shareholders of the Corporation. The holders of record shares of the Series B Preferred Stock shall vote such shares together with the holders of the Corporation's Common Stock, and not as a separate class. The board of directors may issue shares for consideration of previously authorized but unissued preferred stock without future stockholder action.

iii. Liquidation Rights - In case of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary or in any instance, the holders of record of shares of the Series B Preferred
Stock then outstanding shall be entitled to participate in the distributions, either in cash or in kind, of the assets of the corporation on a priority basis but only to, the extent of outstanding shares of Preferred Stock multiplied by its par value per share. Series B shares have priority over the common shares in the event of Company liquidation.

iv. Preemptive Rights - The holders of the shares of Series B Preferred Stock will have no preemptive, redemption or other rights other that as established by applicable corporate law.

v. Conversion Rights - The Preferred shares can be converted after a holding period of one year at the rate of 10 shares of Common Stock for each share of Preferred Stock converted. They are convertible to common shares on a one for one basis at the holders' option.

vi. Sinking Fund Provisions - No sinking fund provisions exist.

vii. Further Liability For Calls - No shares of Preferred stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

C. Debt Securities

The Company has issued convertible debt in the amount of $34,000.00 with an interest rate of 10%. This can be converted at the rate of $1.00 of debt per share of Common Stock issued.

D. Other Securities To Be Registered

The Company is not registering any security other than its Common Stock and Preferred Stock.

Item 5.  Indemnification of Directors and Officers

Article XI of the Company's Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows: 78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him n connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders:
(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion;
or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities
(other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               PART F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

   a) NuTek, Inc.

Report of James E. Slayton, CPA

FINANCIAL STATEMENTS

                                                          Page Number


ACCOUNTANT'S REPORT of James E. Slayton, CPA                   1


  Balance Sheet                                                2

  Statement of Operations and Deficit
       Accumulated During the Development Stage                3

  Statement of Changes in Stockholder's Equity                 4

  Statement of Cash Flows                                      5

  Notes to the Financial Statements                            6


b) Interim Financial Statements are provided for Elite Fitness Systems, Inc. following their year-end financial statements (See "Exhibit 29.2").

c) Financial Statements of Businesses Acquired are included in:
   Exhibit:  29.1 - Financial Statement - Kristi and Co., Inc.
   Exhibit:  29.2 - Financial Statement - Elite Systems, Inc.
 .
d) Exhibit 29.3 - Consolidated Pro Forma Financial Information. Nutek Oil and Century Clocks were formed by Nutek Inc. they were not corporate acquisitions. The purchase from Clipper Operating included assets and not the company itself; therefore, there it was not a business combination and therefore not included in the proforma or financials.

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable


TABLE OF CONTENTS

                                                                     PAGE
INDEPENDENT AUDITORS' REPORT.......................................  F-1

BALANCE SHEET.....................................................   F-2-3

STATEMENT OF OPERATIONS............................................  F-4

STATEMENT OF STOCKHOLDERS' EQUITY..................................  F-5

STATEMENT OF CASH FLOWS............................................  F-6

NOTES TO FINANCIAL STATEMENTS......................................  F-7-13



James E. Slayton, CPA
3867 West Market Street
Suite 208
Akron, Ohio 44333

INDEPENDENT AUDITORS' REPORT
Board of Directors
January 12, 2000

Nutek, Inc. (The Company)
Las Vegas, Nevada 89104

I have audited the Consolidated Balance Sheet of Nutek, Inc., as of December 31, 1998 and December 31, 1999, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for the years ending December 31, 1998 and December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nutek, Inc., at December 31, 1998 and December 31, 1999, and the results of its operations and cash flows for the years ending December 31, 1998 and December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. The Company has had operating losses for the two operating periods reported. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                 Nutek, Inc.
                               CONSOLIDATED
                               BALANCE SHEET
                                   AS AT
                   December 31, 1998 and December 31, 1999


ASSETS

                                              December 31   December 31
                                                  1999         1998
CURRENT ASSETS
Cash                                          81,404.00       11,250.00
Accounts Receivable                           75,706.00            0.00
Inventory                                     40,463.00       10,100.00
Prepaid Expenses                                   0.00            0.00
                                             ----------       ---------
Total Current Assets                         197,573.00       21,350.00

PROPERTY AND EQUIPMENT
Property and Equipment
   (net of depreciation)                   1,362,600.00      701,636.00
                                           ------------      ----------
Total Property and Equipment               1,362,600.00      701,636.00

OTHER ASSETS
Patent Rights Acquired
    (net of amortization)                  1,259,692.00       14,644.00
Rent Deposit                                   3,310.00            0.00
                                           ------------      ----------
Total Other Assets                         1,263,002.00       14,644.00
                                           ------------      ----------
TOTAL ASSETS                               2,823,175.00      737,630.00
                                           ============      ==========

              See accompanying notes to financial statements

                                 Nutek, Inc.
                               CONSOLIDATED
                               BALANCE SHEET
                                   AS AT
                   December 31, 1998 and December 31, 1999

LIABILITIES & EQUITY

                                            December 31      December 31
                                                1999            1998

CURRENT LIABILITIES
Accounts Payable                              30,392.00       33,149.00
Short Term Notes Payable                     566,641.00       55,872.00
Discount on Notes Payable                    (32,130.00)
                                           ------------     -----------
Total Current Liabilities                    564,903.00       89,021.00

OTHER LIABILITIES
Long Term Notes Payable                      192,000.00    1,004,704.00
Unamortized Interest Payable                  42,224.00            0.00
Accrued Bond Interest                         28,000.00            0.00
Bonds Payable                                142,000.00      142,000.00
Deposits Received                             15,000.00        5,000.00
Patent Rights Acquired Liability             770,000.00            0.00
                                           ------------    ------------
Total Other Liabilities                    1,189,224.00    1,151,704.00
                                           ------------    ------------
TOTAL LIABILITIES                          1,754,127.00    1,240,725.00


EQUITY

Common Stock                                  36,328.00        23,798.00

Common Stock, $0.001 par value,
authorized 50,000,000 shares issued
and outstanding at December 31, 1999
36,328,100 common shares; issued and
outstanding at December 31, 1998,
23,798,292 common shares

Additional Paid in Capital                 5,924,415.00    3,977,324.00

Preferred Stock                                  794.00          794.00
Preferred Stock, $.001 par value,
authorized 5,000,000 shares
issued and outstanding at
December 31, 1998 and 1999,
793,500  preferred shares

Royalty Investors                             55,000.00            0.00
Treasury Stock                               (45,448.00)     (45,448.00)
Retained (Deficit)                        (4,802,041.00)  (4,459,563.00)
Common Stock Subscribed                     (100,000.00)           0.00
                                           ------------    ------------
Total Stockholders' Equity                 1,069,048.00     (503,095.00)
                                           ------------    ------------
TOTAL LIABILITIES AND OWNERS EQUITY        2,823,175.00      737,630.00
                                           ============    ============

              See accompanying notes to financial statements

                                  Nutek, Inc.
                                CONSOLIDATED
                           STATEMENT OF OPERATIONS
                               FOR YEARS ENDED
                   December 31, 1998 and  December 31, 1999


STATEMENT OF OPERATIONS


                                         January 1     January 1
                                            to            to
                                         December 31   December 31
                                            1999          1998

REVENUE
Revenues                                 238,039.00     12,501.00

COSTS AND EXPENSES
Costs of Goods Sold                       30,267.00       2,500.00
Selling, General and Administrative      345,790.00     380,150.00
Depreciation Expense                     110,626.00     116,837.00
Interest Expense                          31,467.00           0.00
Amortization of Intangibles               62,367.00      10,175.00
                                         ----------     ----------
Total Costs and Expenses                 580,517.00     509,662.00
                                         ----------     ----------
Net Ordinary Income or (Loss)           (342,478.00)   (497,161.00)
                                        ============   ============
Basic weighted average
number of common                         30,214,222      18,213,340
shares outstanding

Basic Net Loss per Share                      (0.01)         (0.03)


              See accompanying notes to financial statements

                                Nutek, Inc.
                               CONSOLIDATED
                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             FOR YEARS ENDED
                   December 31, 1998 and December 31, 1999


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                      Additional
             Common Stock  Preferred  paid-in  Treasury Royalty          Total
                Shares  Amount Stock  Capital  Stock    Interest Deficit Equity
------------------------------------------------------------------------------
Balances        11,548,824 11,549 794 3,152,667         (3,962,402) (797,392)
as at
December 31,
1997

Issuance of
Common Stock
For cash        4,869,052  4,869   0    329,235                      334,104

Issuance of
Common Stock
for services    7,380,416  7,380   0    495,422                      502,802

Treasury
Stock                                          (45,448)              (45,448)

Net Loss for
year ended
12/31/1998                                                 (497,161) (497,161)
------------------------------------------------------------------------------
Balances at
December 31,
1998           23,798,292 23,798 794  3,977,324 (45,448)  (4,459,563) (503,095)

Issuance of
Common Stock
for cash       5,749,195   5,749      1,245,516                      1,251,265

Issuance of
Common Stock
for services   2,304,361   2,304        193,020                        195,324

Issued in
exchange for
Clock Molds    1,315,000   1,315        156,485                        157,800

Issued in
stock exchange
for Elite
Fitness          125,000    125          24,875                         25,000

Issued to
Electro Static
for patent
rights           600,000    600         179,400                        180,000

Issued for
canceling
prior year
trade
payables       2,274,714  2,275         126,957                        129,232

Issued in
exchange for
oil well
equipment        161,538   162           20,838                         21,000

Royalty
Investors                                              55,000           55,000

Subscriptions
Receivable                                                           (100,000)

Net Loss for
year ended
Dec 31, 1999                                                (342,478)(342,478)
------------------------------------------------------------------------------
              36,328,100          794         ($45,448)   (4,802,041)
                         36,328      5,924,415        55,000        1,069,048
==============================================================================

              See accompanying notes to financial statements

                                 Nutek, Inc.
                                CONSOLIDATED
                          STATEMENT OF CASH FLOWS
                              FOR YEARS ENDED
                   December 31, 1998 and December 31, 1999
                    CONSOLIDATED STATEMENT OF CASH FLOWS


CONSOLIDATED STATEMENT OF CASH FLOWS


                                             January 1        January 1
                                                to               to
                                            December 31     December 31
                                               1999             1998
CASH FLOWS FROM OPERATING ACTIVITIES

Net(loss) from Operations                   (342,478.00)    (497,161.00)
Adjustments to reconcile net income
   to net cash provided
      Items not requiring cash
             Services received for stock     193,020.00
             Depreciation Expense            110,626.00     116,837.00
             Amortized Interest Expense       31,467.00
             Amortization of Intangibles      62,367.00      10,175.00
(Increase)/Decrease in accounts receivable   (75,706.00)     14,250.00
(Increase)/Decrease in inventory             (30,363.00)     63,430.00
(Increase)/Decrease in Deposits               (3,310.00)          0.00
Increase/(Decrease) in Accounts payable       (2,757.00)      2,130.00
                                             -----------    ----------
Net Cash flow provided by operating
             activities                      (57,134.00)   (290,339.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Century Clock Molds               45,483.00           0.00
Purchase of Electrostatic Light Switch        90,000.00
Purchase of Handi Plate Patent                46,995.00

     Net cash used by investing activities  (182,478.00)          0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                     627,839.00    439,044.00
Increase/(Decrease) in Notes payable         (318,073.00)  (101,130.00)
Treasury Stock                                      0.00    (45,448.00)

Net Cash provided by financing activities     309,766.00    292,466.00

Balance as at beginning of period              11,250.00      9,123.00
Net increase (decrease) in cash                70,154.00      2,127.00
Balance as at end of period                    81,404.00     11,250.00


              See accompanying notes to financial statements

                                     Nutek, Inc.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated in August of 1991 (Date of Inception) under the laws of the State of Nevada, as Nutek, Inc. (The Company) and is engaged primarily in the oil and gas industry.

SRC International, Inc. was incorporated June 20, 1997 in Illinois. SRC International Inc. manufactures "Super Glide" a rail covering made of an extremely durable, super-slick, space age polymer designed to reduce friction between rails and hangers in the dry cleaning and garment industries.

Vac-U-Lift Production Company was incorporated in the state of Texas in March of 1995 and is in the oil extracting industry on leases in Texas. The Company remained inactive until it was acquired in June of 1996 by Nutek.

Century Clocks Inc is a Nevada corporation formed by Nutek, Inc. and doing business in California. Century Clocks has a joint venture agreement with the Department of Veterans Industries, produces clocks assembled and packaged by U.S. veterans.

Elite Fitness Systems Inc. is a Nevada corporation doing business in California. Elite Fitness Systems Inc. markets a proven fitness system that has kept the world's finest fighting force in supreme physical condition.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

The accompanying consolidated financial statements include the accounts of Nutek Inc., and its different business segments, SRC International, Inc., Vac-U-Lift Production Company, Inc., Century Clocks Inc., and Elite Fitness Systems Inc. All significant inter-company balances and transactions have been eliminated.

Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. Inventories are stated at the lower of cost or market, cost being determined on the first in, first out (FIFO) basis.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share were not included as the inclusion of convertible notes, convertible preferred stock and warrants would be anti-dilutive and all contingencies for conversion have not occurred.

4. The Company has not yet adopted any policy regarding payment of dividends. The Company has authorized 5,000,000 shares of Series B preferred stock with a par value of $0.001 (one tenth of one cent). All of the shares which have been issued were issued for cash at $1.00 a share. Series B shares have the same voting rights as the common shares but have priority in the event of Company liquidation. All of the shares outstanding were to be redeemed at $1.00 a share plus all accrued dividends prior to December 31, 1993. This has been extended by mutual agreement. Series B shares have annual dividends of $.15 a share payable quarterly. They are convertible to common shares on a one for one basis at the holders' option.

                              Nutek, Inc.
                     NOTES TO FINANCIAL STATEMENTS

5. The Company experienced losses during the past two fiscal tax years reported. The Company will review its need for a provision for federal income tax after each operating quarter. The Company has adopted FASB 109. The Company's marginal tax rate is 15%. Its effective tax rate is zero. It has net operating losses of $4,802,041.00. These losses begin to expire in 2004. The estimated tax benefit of these losses is $720,306.00. Due to the Company's going concern doubts, management deemed it less than likely that these benefits would be utilized and there were no deferred tax benefits recorded.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation. Depreciation recorded during 1998 was 116,837.00. Depreciation recorded during 1999 was $110,626.00.

8.   The Company has adopted December 31 as its fiscal year end.

9. The Company expenses its research and development in the period it's incurred.

10. All non cash exchanges of stock for services rendered or other purposes were recorded at the market value of the stock exchanged.

11. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments expected to be held less than three months).



                   Schedule of non cash financing activities
                                               1999           1998

Common stock issued for investments
     in other companies                     $ 25,000.00    $502,802.00
Common stock issued for patents              180,000.00    $     -0-
Common stock issued for clock molds          157,800.00
Common stock issued for
     canceling trade payables                129,232.00
Common stock issued for oil well equipment    21,000.00
Common stock issued in exchange for services 195,324.00
Notes issued for purchase of patent          770,000.00

Total                                     $1,478,356.00     $502,802.00

12. The Company has adopted SOP 98-5. Start-up costs and reorganization costs were expensed when SOP 98-5 was adopted.

13. Oil well leases are depleted over the units of production, or 12 years, whichever is shorter.



                                       F-8

                                    Nutek, Inc.
                            NOTES TO FINANCIAL STATEMENTS


14.   Identifiable intangibles including patents are amortized over five years.
The amount of amortization recorded in 1998 was $10,175. The amount of amortization recorded in 1999 was $62,367.00.

15. Investments are recorded at the lower of cost or market. Any reductions in market value below cost are shown as unrealized losses in the consolidated statement of operations.

16. The Company has adopted FASB 121. Management determined that as the major intangible asset, the electric light switch, was purchased late in 1999 there had not be a significant reduction in the usefulness of the asset at December 31, 1999.

17. The Company does not currently have any stock options issued. The company has adopted FASB 123 and will account for stock issued for services and stock options under the fair value method.

18. The Company has adopted FASB 115. Its equity securities are classified as available for sale and reported at fair value.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of manufacturing equipment and clock molds.



                      Estimated Useful Life
      Manufacturing Equipment       $336,723.00     5-7    Years
      Drilling Equipment - Vaculift $234,000.00     6-7    Years
      Office Equipment                73,608.00     6-8    Years
      Furniture & Fixtures          $ 80,163.00     7-12   Years
      Super Glide Molds             $237,965.00    10-15   Years
      Handi Plate Molds             $142,341.00    10-15   Years
      Clock Molds                   $257,800.00    10-15   Years
                                  -------------
                                  $1,362,600.00



NOTE 4 - OTHER ASSETS

Other assets consists of patents, design and artwork and bailer pump technology. These assets were valued at the existing market value of Nutek stock at the time of purchase.


Electrostatic light switch               $  987,890.00
Dowel Maker                                   9,789.00
Handi Plate Patent                          262,013.00
                                         -------------
                                         $1,259,692.00


                                    Nutek, Inc.
                           NOTES TO FINANCIAL STATEMENTS


NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following:

Note payable to John L Rainaldi,
a stockholder, 15% per annum                    $192,000.00
payments based upon the terms
of the related loan agreements, secured by     ------------
stockholders of the Company.                     192,000.00

All other notes payable are non interest bearing. Interest on notes payable which are non interest bearing have been imputed at the rate of 9% per annum.

            Short Term Notes Payable        $566,641.00
            Discount on Notes Payable        -32,130.00
                                            -----------
                                            $534,511.00


Principal payments over the next five years approximate the following:
Year ending December 31,

                              2000              $147,365
                              2001                55,236
                              2002                16,718
                              2003                18,332
                              2004                 3,137
                              Thereafter          21,212
                                                --------
                                                 262,000
                                                --------


NOTE 6 - INCOME TAXES

Nutek, Inc. and its business segments available net operating loss carry forwards to offset future federal taxable income of approximately $4,802,041.00. The carry forwards expire through 2004. The Company has deemed it less than likely that this benefit will be utilized. Therefore Company recognized no income tax benefit from the losses generated during the year ended December 31, 1999. The Company has adopted the Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes."

      Deferred tax asset
          Net operating loss carry forwards      $ 4,802,041.00
          Valuation allowance                     (4,802,041.00)
                                                --------------
                   Net deferred tax asset                -0-

                                  Nutek, Inc.
                          NOTES TO FINANCIAL STATEMENT


NOTE 7 - CONTINGENCIES AND COMMITMENTS

1.  Office Lease

The Company leases office space in California on a month-to-month basis with aggregate monthly rent of approximately $2,856.00. Rent recorded during 1998 and 1999 respectfully was $22,643.50 and $21,218.25.

2.  Handi-Plate royalty

As part of acquiring the patents for this product, Nutek Inc. to provide the inventor a 2.5% royalty interest on the gross sales of this product.

3.  Clock royalty

As part of the acquisition of Century Clocks SA clock molds, a 7.5% royalty interest was given. The royalty owners advanced $55,000.00 to Nutek, Inc. Murray Conradie has the option of converting the loan which he made to Nutek, Inc. in the amount of $57,000.00 to a royalty interest and becoming a participant in the 7.5% royalty interest.

4.  Subscriptions receivable

The Company has received common stock subscriptions in the amount of $100,000.00. The Company reported this as part of shareholder's equity. The Company received the payment for the subscriptions in the year 2000.

NOTE 8 - ACQUISITIONS

Patent rights for an electro static light switch were acquired August 27, 1999 for the fair market price of $1,000,000 from a non-related party. Payment was made by issuing 600,000 shares of Restricted Common Stock valued at $.30 per share. Another $150,000.00 was to be paid in cash with the balance of $670,000 to be paid by increasing the royalty payment from seven to ten percent until the balance is paid off. As at December 31, 1999, the Company still owes $770,000.00 as only a portion of the $150,000.00 was paid.

Vac-U-Lift Production Company, Inc.

In June of 1996, the company exchanged 100,000 shares of its common stock and a certain amount of cash to acquire all of the outstanding common shares of Vac-U-Lift Production Company, Inc., a Texas corporation. The business combination was been accounted for under the purchase method of accounting. There was no goodwill or intangible assets recorded for this acquisition.

SRC International Inc. was acquired for 1,000,000 shares of the Company's common stock for all the outstanding stock of SRC International, Inc. in a transaction consummated on 04/01/1998. SRC International Inc. manufactures "Super Glide" a rail covering made of an extremely durable, super-slick, space age polymer designed to reduce friction between rails and hangers in the dry cleaning and garment industries. The business combination has been accounted for under the pooling of interest method.

Elite Fitness was acquired 04/07/1999 for 125,000 shares of the Company's stock in exchange for the outstanding common stock of Elite Fitness. The business combination has been accounted for under the pooling of interest method. Elite Fitness Systems Inc. markets a proven fitness system that has kept the world's finest fighting force in supreme physical condition.

Century Clocks, Inc. (a Nevada Corporation) was incorporated on January 15, 1999 by Nutek, Inc. On April 30, 1999, clock molds valued at $257,800.00 were acquired. Shares in the amount of 1,315.000 with a fair market value of $.12 totaling $157,800.00 plus notes payable in the amount of $100,000 was given in exchange for the clock molds.

                               Nutek, Inc.
                     NOTES TO FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY TRANSACTIONS

As of December 31, 1999, Murray Conradie, President of Nutek, Inc., has loaned the Company $57,000.00 as a result of his brokering the purchase of clock molds from South Africa. Mr. Conradie was formerly an officer and manager of Century Clocks SA. He negotiated a purchase of clock molds from South Africa. This was a three party transaction which involved Mr. Conradie purchasing the molds in South Africa and then transferring the clock molds to Century Clocks, Inc., a company wholly owned by Nutek, Inc. and formed to pursue this business
opportunity.   The clock molds were recorded at Mr. Conradie's, the
transferor's, historical cost and book value.  There were no inventories
involved in these transactions.   Mr. Conradie also received 1,050,000 of
the Company's common stock valued at $126,000.00, December 30, 1999 the day the stock was authorized and recorded in the Company's minutes.

NOTE 10 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has a minimal source of revenue. Without realization of additional capital, it would be unlikely for the Company to
continue as a going concern.   It is management's plan to seek additional
capital through a private placement memorandum.


NOTE 11 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 12. - LITIGATION

The Company was involved to two separate legal actions as at December 31, 1999. A former employee sued the Company for damages as a result of a personal injury were the employee slipped and fell on Company property. This case was overturned on appeal. The second lawsuit was initiated by the Company to recover 1,000,000 shares of its common stock which was issued to an individual for services which were not received. This case goes to trial in September of 2000.

                                 Nutek, Inc.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 13 - SUBSEQUENT EVENTS

Kristi and Co was acquired 01/06/2000 for 250,000 shares of the Company's stock in exchange for the outstanding common stock of Kristi and Co. The business combination has been accounted for under the purchase method of accounting for business combinations. Kristi and Co. has the rights to certain woman's resort wear clothing designs and design groups. Kristi and Co. plans to market these items and to continue creating new designs. Kristi and Co. was incorporated September 13, 1999. Kristi and Co. reported the rights and assets purchased at their historical cost of zero due to the related party transaction with management. When Nutek, Inc. purchased
Kristi and Co., the acquisition was booked at the estimated fair market value of those rights and assets which Kristi and Co. owned under the purchase method of accounting for business combinations, APB 16. Current sales and cash flows of Kristi and Co.'s line indicate that the valuation was accurate.

On July 19, 2000, the Company sold its website BuyNetPlaza.com and the names BuyNetAuctions.com and BuyNetB2B.com to Bentley Communications for 100,000 shares of Bentley Restricted Stock.

NOTE 14 - SEGMENT INFORMATION

The Company has adopted FASB 131. The adoption of FASB 131 did not affect results of the companies statement of operations or financial position, but did affect the disclosure of segment information. The Company operates within two segments, retail sales and exploration and production of oil and gas. Retail sales includes Elite Fitness, Electrostatic light switch and Century Clocks. During 1999, the Company's oil and gas exploration production was immaterial and is excluded from the discussion below.


                            Elite        Century    Switch
                            Fitness      Clocks     Plate          Total
                          -----------------------------------------------
Operations Summary
Revenues                  191,653.00         0.00           0.00   191,653.00
Operating Costs
Cash Operating Costs       56,114.00         0.00           0.00    56,114.00
Depreciation
   and Amortization             0.00    29,727.00      58,333.33    88,060.33
Operating Income
   or (Loss)              135,539.00   (29,727.00)    (58,333.33)   47,478.67

Identifiable net property and equipment:

Equipment                              257,800.00
Patents, Designs & Logo    14,024.00                1,000,000.00
                          ---------------------------------------------------
Total                      14,024.00   257,800.00   1,000,000.00


Supplemental Information
------------------------

Work Sheet Analysis of value of switch cover patent, in Consolidated Balance Sheet.



                                 Nutek, Inc.
                 Analysis of value of switch cover plate

                                                Average  Average
                                       Selling  Cost of  Gross
                               Units   Price    Unit     Profit
                              --------------------------------------------
Central Information
Agency for Science and
Technology DPR of Korea(1)    100,000  14.95     6.15     8.80    880,000

P.E.R.M. Co (2)               640,000  14.95     6.15     8.80  5,632,000

TOTAL                         740,000  14.95     6.15     8.80  6,512,000

(1)  Estimated minimum first year's sales when switch plate starts production.
(2) First year's sales in U.S. estimated at .01% of national market or 640,000 switches.

*Analysis based on two priority markets and does not include other targeted markets.

                                    F-14

                               Part III

Item 1.  Exhibit Index
-----------------------------------------------------------------------------

(2) a) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.

     2.1  Plan and Articles of Merger, filed 8/23/91*

     2.2 Plan of Reorganization and Agreement, dated 9/20/97*

(3)  Articles of Incorporation & By-Laws

     3.1 Articles of Incorporation of the Company Filed August 23, 1991*

     3.2 Articles of Amendment filed on April 10, 1992*

     3.3 Certificate of Amendment of Articles of Incorporation filed on 3/3/95*

     3.4 By-Laws of the Company adopted August 24, 1991*

(4)  Instruments Defining the Rights of Security Holders

     4.1 Those included in exhibit 3, and sample of Stock Certificate*
     4.2 Preferred Stock*

(10) Material Contracts

     10.1  Purchase Agreement - Kristi and Co dated 1/6/00*
     10.2  Agreement for Promotion and Revenue Sharing Plan, dated 9/2/99*
     10.3  Purchase Agreement - Elite Fitness, dated 10/4/99*
     10.4  Purchase Agreement - Patent #5833350, dated 9/15/99*
     10.5  Purchase Agreement - Clock Mold, dated 4/30/99*
     10.6  Plan of Purchase and Agreement, dated 11/30/97*
     10.7  Transitional Employer Agreement*
     10.8  Lease, dated October 15, 1999*
     10.9  Letter of Intent - Mineral Acres, dated 11/1/99*
     10.10 Compensation Plan*
     10.11 Key Employees Incentive Stock Option Plan*
     10.12 Purchase Agreement - Kristi & Company.**
     10.13 Cross License Agreement for Microchip Technology***
     ---------------------------------------------------------
(21) 21  Subsidiaries of Small Business Issuers***
--------------------------------------------------
(23) Consent of Experts and Counsel

     23.1 Statement from James E. Slayton, CPA*

(27) Financial Data Schedule

     27.1 Financial Data Schedule*

(99) 99.1 - Financial Statement - Kristi and Co., Inc.
     99.2 - Financial Statement and Interim Statement - Elite Systems, Inc.

* Previously filed as an exhibit to the Company's Form 10-SB, filed January 24, 2000.
** Previously filed as an exhibit to the Company's Number 1 Amendment to Form 10-SB, filed May 22, 2000.
*** Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nutek, Inc.

/s/ Murray N. Conradie
-------------------
Murray N. Conradie,
President and Chairman
Chief Financial Officer

Date: October 16, 2000


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Nutek, Inc.

/s/  Pamela Horick
------------------------
Pamela Horick, SECRETARY

Date:  October 16, 2000